UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Romeo Power, Inc.

(Name of Subject Company)

Romeo Power, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

776153108

(CUSIP Number of Class of Securities)

Susan Brennan

President and Chief Executive Officer

5560 Katella Avenue

Cypress, California 90630

(833) 467-2237

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Allinson, Esq.

Leah Sauter, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Romeo Power, Inc., a Delaware corporation (“Romeo” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 5560 Katella Avenue, Cypress, California 90630. The telephone number of the Company’s principal executive office is (833) 467-2237.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the common stock, par value $0.0001 per share, of the Company (the “Romeo Common Stock”). As of August 1, 2022, there were 185,908,638 shares of Romeo Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Exchange Offer.

This Schedule 14D-9 relates to the exchange offer by J Purchaser Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Nikola Corporation, a Delaware corporation (“Nikola”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by the Offeror and Nikola with the Securities and Exchange Commission (the “SEC”) on August 29, 2022, pursuant to which the Offeror is offering to acquire all of the issued and outstanding shares of Romeo Common Stock.

The terms and conditions of the Offer are set forth in Nikola’s prospectus/offer to exchange (as it may be amended or supplemented from time to time, the “Offer to Exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Nikola has filed on August 29, 2022 with the SEC, and which, with the related letter of transmittal, together constitute the “Offer.” Each Romeo stockholder that participates in the Offer will receive, for each share of Romeo Common Stock validly tendered and not validly withdrawn, 0.1186 (the “Exchange Ratio”) of a share of Nikola common stock, $0.0001 par value per share (“Nikola Common Stock”) rounded down to the nearest whole share of Nikola Common Stock (the “Offer Consideration”).

The Offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of July 30, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Nikola, the Offeror and Romeo. A more complete description of the Merger Agreement is described in the Offer to Exchange under the caption “Merger Agreement” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver of the Conditions to the Offer (as set forth in the Merger Agreement), upon the expiration of the Offer, the Offeror is required to accept for exchange, and exchange for, all shares of Romeo Common Stock that are validly tendered and not validly withdrawn promptly after the expiration of the Offer (or, at Nikola’s election, concurrently with the expiration of the Offer if all Conditions to the Offer have been satisfied or waived) (such time of acceptance, the “Acceptance Time”).

Promptly following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, the Offeror will be merged with and into Romeo, with Romeo surviving as a wholly owned subsidiary of Nikola (the “Merger”). Romeo does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the Romeo stockholders upon the acquisition by the Offeror of a majority of the aggregate voting power of shares of Romeo Common Stock that are then outstanding. In the Merger, each then-outstanding share of Romeo Common Stock, other than shares of Romeo Common Stock held in treasury, by Nikola, Romeo or their respective subsidiaries, will be cancelled and converted into the right to receive the Offer Consideration.

The Offeror commenced (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on August 29, 2022. The Offer and withdrawal rights will expire at Midnight (End of Day), Eastern Time, at the end of September 26, 2022, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby (the “Transactions”) is qualified in its entirety by the more detailed description contained in the Offer to Exchange and the Merger Agreement, each of which are filed as Exhibits (a)(1)(A) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of the Romeo stockholders. Romeo is not asking for a proxy and you are requested not to send Romeo a proxy. Any solicitation of proxies that Nikola or Romeo might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

As set forth in the Schedule TO, the principal executive offices of the Offeror and Nikola are located at 4141 E Broadway Road, Phoenix, Arizona 85040, and the telephone number of their principal executive offices is (480) 666-1038.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the investor relations section  of Romeo’s website at investors.romeopower.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Nikola or Offeror or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Nikola and Romeo.

Merger Agreement.

A summary of the material terms of the Merger Agreement described in the Offer to Exchange under the caption “Merger Agreement” is incorporated herein by reference. The Merger Agreement summary in the Offer to Exchange may not contain all of the information about the Merger Agreement that is important to the Romeo stockholders, and the Romeo stockholders are encouraged to read the Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not by the summary described in the Offer to Exchange under the caption “Merger Agreement”.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated by reference herein.

Supply Agreement Amendment.

Nikola is a customer of the Company’s products. Concurrently with the execution of the Merger Agreement, the Company and Nikola entered into an amendment to that certain supply agreement dated August 28, 2020 under which the Company supplies certain automotive-grade products and the necessary battery management software to Nikola.

Non-Disclosure Agreement.

The Company entered into a Non-Disclosure Agreement, effective as of November 17, 2021, with Nikola, to facilitate certain discussions between the parties regarding a possible business arrangement between Nikola and the Company (the “Non-Disclosure Agreement”). Pursuant to the Non-Disclosure Agreement, Romeo and Nikola and their respective affiliates agreed, among other things, to keep confidential certain non-public information about the Company and Nikola, subject to certain exceptions. The parties also agreed to certain non-solicitation and standstill provisions during the 12-month period after the effective date of the Non-Disclosure Agreement. The summary of the Non-Disclosure Agreement contained in the Offer to Exchange under the heading entitled “Other Transaction Agreements—Non-Disclosure Agreement” is incorporated herein by reference.

The foregoing description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by the full text of the Non-Disclosure Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated by reference herein.

Clean Team Confidentiality Agreement.

On May 16, 2022, the Company and Nikola entered into a Clean Team Confidentiality Agreement (the “Clean Team Confidentiality Agreement”), under which the Company granted certain Representatives (as defined therein) access to information on a range of financial, management, and operational issues related to the business of the Company. Under the terms of the Clean Team Confidentiality Agreement, Nikola agreed, among other things, to use the Clean Team Information (as defined therein) only in connection with evaluating, negotiating and consummating a potential transaction between Nikola and the Company.

Loan and Security Agreement.

Concurrently with the execution of the Merger Agreement, the Company and Romeo Systems, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Romeo Systems”), entered into a Loan and Security Agreement (the “Financing Agreement”) with Nikola as the lender. The Financing Agreement provides for a liquidity support senior secured debt facility (the “Facility”) in an aggregate principal amount of up to $30.0 million (subject to certain incremental increases of up to $20.0 million), which shall be available for drawing subject to certain terms and conditions set forth in the Financing Agreement. Loans under the Facility may be made until the earlier of (a) six months from the date of the execution and delivery of the Merger Agreement and the Financing Agreement and (b) the date of the termination of the Merger Agreement. All amounts outstanding under the Facility will be due on the earlier of (a) the date that is the six-month anniversary of the termination of the Merger Agreement and (b) July 30, 2023, subject to acceleration upon the occurrence of certain events set forth in the Financing Agreement. Interest will be payable on borrowings under the Facility at daily SOFR plus 8.00%.

The obligations under the Financing Agreement are secured by substantially all personal property assets of the Company and Romeo Systems, subject to certain customary exclusions.

The foregoing description of the Financing Agreement does not purport to be complete and is qualified in its entirety by the full text of the Financing Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated by reference herein.

Arrangements with Nikola, the Offeror and the Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the Offer and the Merger and the other transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in the subsection entitled “—Background of the Offer and the Merger.”

Support Agreement.

Concurrently with the execution of the Merger Agreement, Nikola entered into a tender and support agreement (the “Support Agreement”) with certain officers and directors of the Company, pursuant to which each such person has agreed, among other things, to tender his or her shares of Romeo Common Stock in the Offer. The Support Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the effective time of the Merger (the “Effective Time”), and (c) January 30, 2023. In addition, the Support Agreement terminates with respect to a signatory thereto upon an amendment to the Merger Agreement without the consent of the supporting stockholder that (i) decreases the Offer Consideration or (ii) changes the terms of the Offer or the Merger or changes the form of consideration payable in the Offer or the Merger in a manner that is adverse to the holders of Romeo Common Stock.

The foregoing summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated by reference herein.

Effect of the Offer and the Merger on Stock Awards—Generally.

Company Options.

At the Effective Time, each option to purchase shares of Romeo Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether under the Romeo Power, Inc. 2020 Long-Term Incentive Plan (the “2020 Plan”) or the Romeo Systems, Inc. 2016 Stock Plan (the “Predecessor Plan”) or otherwise and whether or not vested or exercisable, shall be cancelled and extinguished without the right to receive any consideration.

Company Restricted Stock Unit Awards and Company Performance Stock Unit Awards.

At the Effective Time, any restricted stock units or performance-related stock units relating to shares of Romeo Common Stock (which we refer to as “Romeo RSUs” and “Romeo PSUs,” respectively) that is outstanding and has not been settled immediately prior to the Effective Time, whether under the 2020 Plan, the

Predecessor Plan or otherwise and whether vested or unvested, shall be converted into and become an RSU or PSU, as applicable, which would settle for shares of Nikola Common Stock and each such Romeo RSU or Romeo PSU, as applicable, shall be assumed by Nikola in accordance with the terms (as in effect on the date of the Merger Agreement) of the 2020 Plan and the Predecessor Plan, respectively, and the terms of the restricted stock unit award agreement or performance stock unit award agreement, as applicable, by which such Romeo RSU or Romeo PSU is evidenced. All rights with respect to Romeo Common Stock under Romeo RSUs and Romeo PSUs assumed by Nikola shall be converted into rights with respect to Nikola Common Stock. After the Effective Time, each Romeo RSU and Romeo PSU assumed by Nikola shall only be settled in Nikola Common Stock. The number of shares of Nikola Common Stock subject to each Romeo RSU or Romeo PSU assumed by Nikola will be determined by multiplying (a) the number of shares of Romeo Common Stock that were subject to such Romeo RSU or Romeo PSU, as in effect immediately prior to the Effective Time, by (b) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Nikola Common Stock. Any restriction on the shares of Romeo Common Stock issuable upon settlement of the Romeo RSU or Romeo PSU, as applicable, shall continue in full force and effect, and the term, vesting schedule, settlement and other provisions of such Romeo RSU or Romeo PSU shall otherwise remain unchanged; provided, however, that all performance-based vesting conditions shall be deemed satisfied at the greater of the “earned” or “target” performance levels.

Severance Plan Benefits for Executive Management.

Each of Romeo’s current executive officers participates in Romeo’s executive severance and change in control plan (the “Severance Plan”), which provides for enhanced severance benefits if an executive officer’s employment is terminated under specified circumstances during the three month period prior to and the twelve month period following a change in control. The Merger will constitute a change in control for purposes of the Severance Plan.

The Severance Plan provides that severance benefits are payable to a participant in the event of a termination of the participant’s employment (i) by the participant for “good reason”, (ii) by Romeo or one of its “affiliates” without “cause”, (iii) due to the participant’s death or (iv) by Romeo or one of its affiliates due to the participant’s “disability” (as such terms are defined in the Severance Plan) within three months prior to a change in control (as such term is defined in the 2020 Plan) or within twelve months following a change in control, in addition to any accrued and unpaid salary and benefits, the participant will be eligible to receive (i) a lump sum amount equal to the participant’s base salary for the “CIC severance period” (eighteen months for the chief executive officer and twelve months for other named executive officers), (ii) a lump sum amount equal to the greater of (A) the projected amount of the participant’s annual bonus for the fiscal year in which the termination occurred, or (B) the participant’s target bonus amount for such fiscal year, (iii) full acceleration of vesting of the participant’s outstanding equity awards (and if vesting is based on the satisfaction of performance objectives, such objectives shall be deemed satisfied at the greater of actual performance measured as of the date of termination or 100% of target) and (iv) reimbursement of premium payments for continuation coverage under Romeo’s health plan (less the employee portion of such coverage as in effect on the date of the participant’s termination of employment) until the earliest to occur of the end of the CIC severance period, the date on which the participant is no longer eligible for COBRA coverage, or the date on which the participant becomes eligible for health insurance coverage through another employer. Other than any accrued and unpaid compensation, all severance payments to the executive officers under the Severance Plan are contingent upon his or her execution, delivery and non-revocation of an effective release of claims against Romeo and its affiliates in a form provided by Romeo within the 60 day period following his or her termination.

Each of Romeo’s non-employee directors holds unvested Romeo RSUs granted under the 2020 Plan. Pursuant to Romeo’s director compensation policy, each equity award granted to a non-employee director under the director compensation program will vest in full immediately prior to the occurrence of a change in control (as defined in the 2020 Plan) to the extent outstanding at such time, subject to continued service through the closing of such change in control.

Romeo Equity Awards Held by Non-Employee Directors.

Each of Romeo’s non-employee directors has entered into a deferral election to defer the receipt of shares of Romeo Common Stock that would otherwise be issued upon vesting of Romeo RSUs granted under the 2020 Plan. In general, these deferral elections provide that the receipt of common shares in settlement of vested Romeo RSUs is deferred until a “separation from service” as defined in the applicable deferral election. Pursuant to the applicable deferral elections, all vested Romeo RSUs subject to a deferral election that have not settled prior to the occurrence of a change in control (as defined in the 2020 Plan as a result of a “separation from service”), shall be automatically settled in full in a single lump sum as soon as practicable following a change in control. The Merger will constitute a change in control for purposes of the Romeo RSU deferral elections.

Employee Matters.

Under the Merger Agreement, for a period of not less than twelve months following the effective time, Nikola has agreed to provide or cause to be provided, with respect to each employee of the Company who becomes an employee of Nikola or its subsidiaries as of the Effective Time (each a “Covered Employee”), for so long as such Covered Employee continues to be employed during such period by Nikola or a subsidiary of Nikola, with (i) a base salary or base wage rate and cash incentive compensation opportunities, in each case, that are no less favorable than the lesser of the base salary or base wage rate and cash incentive compensation opportunities provided to such Covered Employee immediately prior to the effective time and those provided to similarly situated employees of Nikola; and (ii) employee benefits (excluding bonus compensation, equity compensation, long-term incentives or pension plan benefits) that are, in the aggregate, no less favorable than the lesser of those provided to such Covered Employee immediately prior to the Effective Time and those provided to similarly situated employees of Nikola, including the recognition of all service of such Covered Employee for purposes of all employee benefits.

Under the Merger Agreement, Nikola has agreed to provide or cause to be provided to each Covered Employee who is an “eligible executive” under the Severance Plan as of the date of the Merger Agreement and whose employment is terminated during the twelve-month period following the Effective Time, with severance benefits equal to the severance benefits for which such covered employee was eligible immediately prior to the Effective Time under the Severance Plan determined (a) without taking into account any reduction after the Effective Time in compensation paid to such Covered Employee, (b) taking into account each Covered Employee’s service with the Company and Nikola and (C) without taking into account any equity awards granted to such Covered Employee following the Effective Time.

Members of the Company Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger. For more information, see the sections entitled “—Background of the Offer and the Merger” beginning on page 9 and “—Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board” beginning on page 19.

Rule 14d-10(d) Matters.

Prior to the consummation of the Offer, to the extent required, the compensation committee of the Company Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Company Board in accordance with the requirements of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Indemnification and Insurance.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Company has included in its restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person served in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

The Company’s Amended and Restated Bylaws (the “Bylaws”) provide that the Company will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the Company’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons, an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Bylaws provide that the Company will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the Company’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by or behalf of Indemnitee in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which such Indemnitee shall have been adjudged to be liable to the Company, unless, and only to the extent that, a court determines that, despite such adjudication but in view of all of the circumstances, he or she is fairly and reasonably entitled to indemnification of such expenses (including, without limitation, attorneys’ fees) which the court shall deep proper. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Company against all expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

The indemnification provisions contained in the Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, the Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against certain liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides for certain indemnification, exculpation, advancement of expenses and insurance rights in favor of the Company’s current or former directors and officers prior to the Effective Time. Nikola has agreed to honor and fulfill in all respects the obligations of the Company to indemnify, hold harmless and provide advancement of expenses (to the same extent that the present (as of the Effective Time) or former directors or officers of the Company has the right to advancement of expenses from Romeo or its subsidiaries as of the date of the Merger Agreement) to each present (as of the Effective Time) or former director or officer of the Company in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, by reason of the fact that such persons serving as an officer or director of the Company or any of its subsidiaries. In addition, all rights of elimination or limitation of liability, indemnification, exculpation or advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the present (as of the Effective Time) or former directors or officers of the Company as provided in the certificate of incorporation or the bylaws of the Company or its subsidiaries, in each case, as in effect on the date of the Merger Agreement, or pursuant to any other agreements in effect on the date of the Merger Agreement, including provisions relating to the advancement of expenses incurred in the defense of any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other governmental body or any arbitrator or arbitration panel, or as permitted under applicable law will survive the Merger and continue in full force and effect for a period of not less than six (6) years after the Effective Time.

Prior to the Effective Time, the Company shall purchase an insurance policy with an effective date as of the closing of the Merger which maintains in effect for six (6) years from the closing of the Merger the current directors’ and officers’ liability insurance policies maintained by the Company. With Nikola’s consent, in lieu of the Company’s obligations to purchase an insurance policy, the Company may, or if the Company is unable to, Nikola may on its behalf, prior to the Effective Time purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions that are no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement. Nikola and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy shall be maintained in full force and effect.

Section 16 Matters.

Pursuant to the Merger Agreement, prior to the Effective Time, Nikola agreed to take commercially reasonable steps to cause any acquisitions of Nikola Common Stock resulting from the Merger and other actions contemplated by the Merger Agreement by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Nikola to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on July 30, 2022, the Company Board, among other things, unanimously: (i) determined that the Merger Agreement and contemplated transactions are fair to, advisable and in the best interests of, the Company and its stockholders; and that it is advisable to enter into the Merger Agreement; (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the contemplated transactions; and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Romeo Common Stock to Offeror pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their shares of Romeo Common Stock pursuant to the Offer.

A copy of the press release issued by Nikola and Romeo, dated August 1, 2022, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer and the Merger.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the Company Board, the Company’s management and representatives, Nikola’s management, Nikola’s representatives, and other parties. In addition to the contacts described below, Nikola is also a customer of the Company and the respective management teams of the Company and Nikola are in regular contact with respect to their ongoing commercial relationship under a supply agreement dated August 28, 2020 (the “Nikola Supply Agreement”). Other than as described herein and for contacts in connection with their ongoing commercial relationship in the ordinary course of the Company’s business, there have been no material contacts between the Company and Nikola in the past two years.

The energy technology and energy storage industry in which the Company competes faces competitive pressures as a result of several factors, including regulatory requirements for vehicle emissions, technological advances, increasing cost of supplies, supply chain disruptions and shifting customer demands. In response to these pressures, and as part of its ongoing oversight of the Company’s business and affairs, the Company Board, together with the Company’s management and with the assistance of the Company’s advisors, has periodically reviewed and assessed the Company’s operations, financial performance, competitive position, and growth opportunities and challenges in the context of the Company’s long-term strategic goals and plans. The Company Board, together with the Company’s management, regularly reviews potential opportunities to enhance stockholder value and considers various strategic alternatives.

On February 15, 2021, the Company’s joint venture partner BorgWarner, Inc. (“BorgWarner”) announced it had signed a business combination agreement to acquire AKASOL AG (“Akasol”) through a public tender offer, which tender offer subsequently closed on June 4, 2021 resulting in BorgWarner’s control of Akasol. Akasol designs and manufactures customizable battery packs for use in buses and other commercial vehicles and is focused on competing in the European and North American markets. On February 15, 2021, the independent directors of the Company convened a meeting to discuss the announcement of BorgWarner’s acquisition of a competitor of the Company and its joint venture, BorgWarner Romeo Power LLC (the “BorgWarner JV”), which meeting ultimately prompted a strategic review of the Company’s relationship with BorgWarner, the operation of its joint venture and other developments in the industry in which the Company operates.

On March 9, 2021, the Company Board approved the hiring of financial advisors and legal counsel to assist with matters relating to BorgWarner and a strategic review, and on March 15, 2021, the Company formally engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) as financial advisor and Latham & Watkins LLP (“Latham & Watkins”) as legal counsel.

From March 2021 through October 2021, the Company had discussions and correspondence with BorgWarner about their joint venture relationship, and the rights and obligations of the Company and BorgWarner under the joint venture documents and related corporate matters.

In October 2021, BorgWarner decided to exercise a right under the Joint Venture Operating Agreement, dated May 6, 2019 (the “JV Operating Agreement”), to put its ownership stake in the BorgWarner JV to the Company. As a result, following receipt of an independent appraisal of the value of the BorgWarner JV, the Company was required to purchase BorgWarner’s 60% ownership stake in the BorgWarner JV for $28.6 million in the first quarter of 2022.

Under the Nikola Supply Agreement, the Company had agreed to productionize and supply certain battery packs for Nikola vehicles and Nikola had agreed to purchase a minimum quantity of such battery packs from the Company pursuant to pricing terms set forth in the Nikola Supply Agreement. In the fall of 2021, the Company fell behind the delivery schedule established pursuant to the Nikola Supply Agreement. In November 2021, Nikola sought a potential license agreement with Romeo to bring battery pack production in-house. Following discussions under a confidentiality agreement dated November 17, 2021 which contained a standstill that terminated upon the Company Board issuing its recommendation that stockholders of the Company tender their shares of Romeo Common Stock in the Offer, the Company advised Nikola that it was not interested in negotiating a licensing agreement, and Nikola advised Romeo that it was not interested in pursuing an acquisition of the Company at that time.

Beginning in January 2022, following the determination of the purchase price for BorgWarner’s ownership stake in the BorgWarner JV and in connection with reviewing the Company’s financial results for fiscal year 2021, the Company Board, together with the Company’s management, commenced a strategic review that included an assessment of the Company’s operations, financial performance, competitive position, and long-term plans. This review included consideration of, and discussions with other companies from time to time regarding industry developments and potential strategic alternatives, including business combinations and other strategic transactions. In connection with this review, the Company Board and management noted that as a result of anticipated ongoing operating cash outflows and amounts required to be paid to purchase BorgWarner’s interest in the BorgWarner JV in February 2022, there was uncertainty regarding the Company’s ability to continue as a going concern. The Company Board determined to explore a range of options to enhance the Company’s capitalization and liquidity, including capital markets transactions and financing alternatives, as well as potential strategic alternatives.

In February 2022, in order to raise additional cash for the Company’s operations, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”), an affiliate of Yorkville Advisors. Pursuant to the SEPA, the Company had the right, subject to certain exceptions, to sell to Yorkville up to $350 million of shares of Romeo Common Stock at any time during the two-year term of the agreement. From February through March 2022, the Company issued 16.7 million shares of Romeo Common Stock to Yorkville for cash proceeds of $25.0 million. No further shares of Romeo Common Stock were issued pursuant to the SEPA, in large part due to the fact that the SEPA requires a $1.00 minimum price per share of Romeo Common Stock for sales under the SEPA to occur.

During the period from January 2022 through March 2022, at the direction of the Company Board and under the oversight of the Company’s management, representatives of Morgan Stanley contacted over 30 potential counterparties, including potential strategic counterparties and financial sponsors, to gauge their interest in a strategic transaction with the Company. The Company entered into 12 confidentiality agreements with interested parties, all of which contained a standstill that terminated upon the Company Board issuing its recommendation that stockholders of the Company tender their shares of Romeo Common Stock in the Offer. At the direction of the Company Board, representatives of Morgan Stanley provided preliminary marketing materials with further information regarding the Company and its financial performance to all 12 of the parties that signed confidentiality agreements. None of the 12 parties submitted a proposal to acquire the Company.

On March 9, 2022, following a further outreach from representatives of Morgan Stanley, Nikola communicated to representatives of Morgan Stanley that it would not make a formal proposal to the Company regarding an acquisition and would instead continue to maintain the current commercial arrangements with the Company.

On March 22, 2022, the Company Board held a meeting attended by the Company’s management, and representatives of Morgan Stanley and Latham & Watkins to discuss the ten-year financial projections for the Company prepared by Company management using two scenarios, Case A and Case B (the “Projections”), which are more fully described below in the section of this Schedule 14D-9 captioned “—Certain Projections,” and the assumptions underlying such Projections. The Company’s management provided an overview of the models, projections and assumptions included in the Projections. After discussion, the Company Board approved the Projections for use in diligence with prospective bidders and in valuation analyses conducted by Morgan Stanley.

In May 2022, in order to raise additional cash for the Company’s operations and in the event the SEPA was unavailable to the Company, the Company entered into a Sales Agreement with Cowen and Company, LLC (“Cowen”), with respect to an at-the-market offering program (the “ATM Program”) under which the Company was permitted to offer and sell, from time to time at its sole discretion, shares of Romeo Common Stock having an aggregate offering price of up to $200,000,000 through Cowen as its sales agent. From May through June 2022, the Company issued 34.5 million shares of Romeo Common Stock for cash proceeds of $23.8 million, net of costs, under the ATM Program. The Company’s last sale under the ATM Program occurred on June 17, 2022, and further use of the ATM Program was discontinued on June 29, 2022 in order to observe a customary “blackout period” prior to the Company publicly announcing its financial results for its second quarter.

On May 10, 2022, Nikola, through its financial advisor, Citigroup Global Markets Inc. (“Citigroup”), submitted to the Company a non-binding proposal offering to acquire all of the outstanding Romeo Common Stock in an all-stock transaction at a price of $1.15 per share, implying 6.6% of Nikola’s outstanding shares post-transaction based on the trading price on the date of Nikola’s non-binding proposal. The non-binding proposal indicated that the offer was subject to the completion of due diligence and mutual agreement on an exchange ratio. The proposal did not contemplate an interim financing of the Company by Nikola. The proposal also noted that Nikola’s senior management and Nikola’s board of directors reviewed and supported the non-binding proposal, and that any final proposal would be subject to approval of Nikola’s board of directors. On such date, the closing trading price of a share of Nikola Common Stock was $5.57 and the closing trading price of a share of Romeo Common Stock was $1.06. Assuming an acquisition price of $0.96 per share of Romeo Common Stock, the closing trading prices implied a one-day premium of 20% and an exchange ratio of 0.2065.

On May 11, 2022, the Company Board held a meeting attended by the Company’s management and representatives of Morgan Stanley and Latham & Watkins to discuss the non-binding proposal received from Nikola. At the meeting, the Company Board and its advisors discussed the terms of Nikola’s proposal, and a representative from Latham & Watkins discussed the duties of the Company Board. The Company Board, observing the conditionality of the proposal and lack of specificity with respect to material terms, directed Company management and Morgan Stanley to continue discussions with Nikola and provide requested due diligence information. On May 13, 2022, at the direction of the Company Board, representatives of Morgan Stanley conveyed to representatives of Citigroup the position of the Company Board that while the non-binding proposal was not overly compelling, the Company was willing to work with Nikola to provide preliminary due diligence information with the objective of facilitating an improved and more specific proposal.

On May 12, 2022, representatives of Morgan Stanley transmitted to the Company Board a written memorandum disclosing Morgan Stanley’s material relationships with respect to Nikola and the Company.

On May 16, 2022, the Company opened a virtual data room to Nikola in order to facilitate a due diligence process. Throughout May and June 2022, the parties continued diligence information exchange and related meetings.

On May 26, 2022, Kerry A. Shiba, Chief Financial Officer of the Company, met telephonically with Kim J. Brady, Chief Financial Officer of Nikola to discuss diligence conducted to date, the Company’s liquidity position, forecasted liquidity, and trends and upcoming obligations with respect to customer deliveries, supplier payments and capital expenditures. The meeting was also attended by two additional members of Nikola’s corporate finance team and representatives of Citigroup. In the meeting Mr. Shiba also discussed the Company’s planned use of the ATM Program to raise additional cash for the Company’s operations and noted that, absent any cash raised via the ATM Program, the Company only had sufficient cash to fund its operations for approximately three to four months. Mr. Shiba also stated that the Company’s current goal was to raise approximately $30 million to $35 million from the ATM Program prior to reaching its blackout period for the second quarter.

Throughout May and July 2022, representatives of Morgan Stanley and Company management engaged in initial, high-level discussions with four strategic counterparties, one of which executed confidentiality agreements that contained a customary standstill provision that terminated upon the Company Board issuing its recommendation that stockholders of the Company tender their shares of Romeo Common Stock in the Offer. None of the discussions led to a submission of a non-binding proposal from these parties.

On June 2, 2022, Nikola, through Citigroup, submitted to the Company an updated non-binding proposal to acquire all of the outstanding Romeo Common Stock in an all-stock transaction, offering the Company’s stockholders 5.3% of Nikola’s outstanding shares post-transaction. The proposal acknowledged that the Company expected to raise at least $30.0 million through the ATM Program to support its near-term liquidity needs. On such date, the closing trading price of a share of Nikola Common Stock was $6.77 and the closing trading price of a share of Romeo Common Stock was $0.73. Illustratively, based on the closing trading price and the Company’s capitalization as of the date of the proposal, the proposal represented an exchange ratio of 0.1650 and an offer price of $1.12 per share of Romeo Common Stock, implying a one-day premium of 52%. The proposal stated that the exchange ratio would be fixed upon signing of a definitive agreement to provide the existing Romeo stockholders with 5.3% of the combined company based on the Company capitalization at the time of signing of transaction. The proposal did not contemplate an interim financing of the Company by Nikola.

Throughout June 2022, Company management, and representatives of Morgan Stanley and Latham & Watkins continued to support Nikola’s due diligence review of the Company, held discussions with Nikola’s financial and legal advisors about potential transaction structures, and conducted due diligence on Nikola based on publicly available information and information provided by Nikola’s advisors. During June 2022, certain members of the Company Board were updated regarding the discussions with Nikola and its advisors and continued to provide direction to Company management and the Company’s financial and legal advisors.

On June 6, 2022, representatives of Morgan Stanley spoke with representatives of Citigroup and provided feedback on the updated proposal. Also on June 6, 2022, the Company agreed to move to the confirmatory due diligence stage and Nikola proceeded to conduct confirmatory legal, human resources, insurance, customer, financial and other due diligence.

On June 8, 2022, representatives of Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”), outside counsel to Nikola, and representatives of Latham & Watkins met to introduce one another and to discuss overall deal structure and process.

On June 17, 2022, the Company convened its annual general meeting of stockholders (the “AGM”). Among other matters, the Company’s stockholders were asked to vote on a proposal to increase the number of authorized shares of the Romeo Common Stock from 250 million to 350 million (the “Authorized Shares Proposal”). The Company intended to use the additional shares of Romeo Common Stock to raise capital necessary to continue to fund the Company’s ongoing operating losses, working capital and capital expenditures, as the Company’s management assessed that substantial doubt existed regarding the ability of the Company to continue as a going concern without access to additional equity capital. The Authorized Share Proposal failed to receive the number of votes required to pass at the originally-convened AGM, and as a result the Company adjourned its AGM until June 30, 2022 in order to solicit additional votes.

On June 21, 2022, the Company hosted an in-person due diligence session in Cerritos, California attended by key members of the Company’s and Nikola’s senior management teams, including Kerry Shiba, Matthew Sant, Lauren Webb, Anne Devine, Rose Rogers and Abdul Kader El Srouji from the Company, and Kim Brady, Britton Worthen, Mark Duchesne, Lyndon Lee and Bruna De Assis Chiosini from Nikola, in which the Company’s senior management presented information regarding the Company’s facility relocation and manufacturing capacity expansion, production rates, supply chain challenges, technology and product roadmap, product cost reduction initiatives and litigation matters. Representatives of Citigroup and Morgan Stanley also attended the meeting in person, and representatives of Pillsbury and Latham & Watkins attended portions of the due diligence meeting. The Company’s management also conducted reverse diligence on Nikola during the session.

On June 24, 2022, Pillsbury circulated the initial draft of the Merger Agreement to Latham & Watkins. The Merger Agreement contemplated a “one-step” merger structure in which the Company’s stockholders would vote on the proposed merger, as well as a “force the vote” provision requiring the Company to proceed with any Company stockholder meeting even if the Company Board rescinded its recommendation to stockholders. The Merger Agreement also contemplated that the Company’s directors and executive officers would sign binding agreements to support the transaction.

On June 30, 2022, the Company reconvened the AGM. The Authorized Share Proposal again failed to receive the number of votes required to pass.

Throughout late June, the Company’s management discussed with its financial and legal advisors the timeline for signing of a definitive merger agreement and the closing of a merger transaction. Representatives from Latham & Watkins and Morgan Stanley advised that consummation of the merger transaction could be completed in three to four months, but would be subject to a number of conditions, and it was possible that the merger will not be completed until a later time, or at all. The Company’s management observed that during the period prior to the consummation of the Merger, the Company would be unable to engage in equity financing activities using either the SEPA or ATM programs and accordingly the Company would not have sufficient liquidity to continue to fund the Company’s ongoing operating losses, working capital and capital expenditures. As a result, Company’s management determined that any transaction with Nikola would need to include an interim financing proposal to fund the Company’s ongoing operations prior to the consummation of the Merger (“Interim Financing”).

On June 30, 2022, members of the Company management team, including Mr. Sant, met telephonically with representatives of Latham & Watkins and representatives of Pillsbury present to discuss legal due diligence matters, particularly as they related to litigation and commercial and intellectual property,

Following discussions with certain members of the Company Board and Company management and at their direction, on July 1, 2022, Latham & Watkins circulated to Pillsbury a revised draft of the Merger Agreement. Among other changes, the revised Merger Agreement removed the “force the vote” construct and also contemplated that Nikola would provide the Company with Interim Financing in the form of Nikola purchasing preferred equity in the Company.

Following Nikola’s receipt of the revised Merger Agreement, representatives of Morgan Stanley and representatives of Citigroup discussed the Interim Financing construct proposed by the Company. Representatives of Citigroup, on behalf of Nikola, conveyed their belief that a transaction with Interim Financing represented a fundamentally different proposal and would require previously discussed transaction terms to be revisited.

On July 7, 2022, the Company Board held a meeting attended by the Company’s management and representatives of Morgan Stanley and Latham & Watkins to discuss Nikola’s and Citigroup’s preliminary feedback on the Company’s proposal with respect to Interim Financing. The Company Board and the Company’s management observed that reaching acceptable terms for the Interim Financing would be of importance given the Company’s current liquidity position. At the meeting, representatives of Latham & Watkins described the draft of the Merger Agreement and the material open issues. The Company Board also discussed with Company management and the advisors Interim Financing alternatives and the transaction structure, anticipated time to closing, and the anticipated difficulty in getting the Company’s stockholders to vote at a special meeting of stockholders. Representatives of Morgan Stanley indicated that Nikola expected to send an updated proposal, and the Company Board determined that they would meet again upon receipt of a proposal.

On July 7, 2022, representatives of Citigroup submitted to representatives of Romeo a revised written non-binding proposal that accounted for Nikola’s funding of Romeo between signing and closing of a transaction through a senior secured instrument, secured against Romeo’s assets and IP licenses, of up to $35,000,000, which would be required to be repaid immediately following a termination of the Merger Agreement. The proposal also offered Romeo’s stockholders 3.0% of the pro forma combined entity, based on Nikola’s fully diluted shares outstanding as of June 24, 2022. Based on closing trading price and the Company’s capitalization at the time of the offer, the proposal implied an offer price of $0.42 per share. The closing trading price of a share of Nikola Common Stock was $5.42 and the closing trading price of a share of Romeo Common Stock was $0.50 as of July 7, 2022. Assuming an acquisition price of $0.42 per share of Romeo Common Stock, the closing trading prices implied a one-day discount of 15% and an exchange ratio of 0.078.

Additionally, on July 8, 2022, Pillsbury circulated to Latham & Watkins a revised draft of the Merger Agreement, which included a schedule outlining proposed terms for the Interim Financing. Among other changes, the revised Merger Agreement re-inserted the “force the vote” construct and contemplated that the Company would reimburse Nikola’s expenses in the event that stockholders failed to approve the Merger.

On July 9, 2022, the Company Board held a meeting attended by the Company’s management and representatives of Morgan Stanley and Latham & Watkins to discuss the non-binding proposal received from Nikola. At the meeting, representatives of Latham & Watkins provided an overview of the fiduciary duties of the Company Board and described the material, open issues reflected in Nikola’s revised draft Merger Agreement. The Company Board determined that they would be unwilling to support a transaction at the exchange ratio proposed in Nikola’s most recent non-binding offer, observing that the proposal represented a discount to the Company’s current trading price. Additionally, the Company Board and the Company’s management discussed potential options for forms of Interim Financing, including issuing preferred equity, incurring secured or unsecured indebtedness, or increasing per-unit pricing under the Nikola Supply Agreement. The Company’s management explained that a significant portion of the Company’s operating cash outflows were attributable to unfavorable pricing under the Nikola Supply Agreement. Accordingly, the Company Board determined that any Interim Financing Proposal should include an element of increased pricing under the Nikola Supply Agreement, otherwise it may be in the Company’s best interests to cease producing the products for Nikola at the current prices. Following the discussion, the Company Board directed Robert Mancini, Chairman of the Company Board, to have direct discussions with Nikola and directed the Company’s advisors to make counter proposals regarding the exchange ratio, Interim Financing and other material terms.

On July 9, 2022, Mr. Mancini, and Stephen Girsky, Chairman of the Nikola board of directors and a member of its finance committee, discussed key outstanding commercial issues, including the exchange ratio and the terms of any Interim Financing. Mr. Mancini conveyed to Mr. Girsky the position of the Company Board that (1) the exchange ratio proposed in Nikola’s most recent non-binding offer was insufficient, and (2) any interim financing proposal must include an element of increased pricing under the Nikola Supply Agreement. The discussion of alternatives and open issues continued on July 10, 2022.

Also on July 11, 2022, representatives of Citigroup held a telephonic meeting with representatives of Morgan Stanley to discuss, among other things, a possible amendment to the Nikola Supply Agreement (hereinafter referred to as the “Supply Agreement Amendment”) to increase pricing as a form of Interim Financing.

On July 12, 2022, Mr. Girsky informed Mr. Mancini that while Nikola may be able to improve its offer with respect to the exchange ratio, Nikola was not willing to offer Interim Financing on the terms outlined by Mr. Mancini during their discussions on July 9 and 10, 2022. Mr. Mancini then informed Mr. Girsky that the Company would be instructed to immediately pause the production of battery packs under the Nikola Supply Agreement as reaching agreement on a merger transaction appeared to be unlikely and the Company needed to take steps to preserve its liquidity.

On July 13, 2022, the Company ceased production of battery packs under the Nikola Supply Agreement.

On July 13, 2022, Mr. Shiba and Mr. Brady discussed potential terms for an Interim Financing construct that could potentially be acceptable to both parties. Mr. Shiba explained that the Company may be willing to consider an Interim Financing construct in which (1) a portion of the Company’s interim liquidity concerns were resolved via a price increase under the Nikola Supply Agreement, and (2) the remainder of the Interim Financing was provided in the form of a secured loan that would be repayable within six months of termination of the Merger Agreement. From July 13 to July 18, 2022, representatives of the Company’s management and representatives of Nikola’s management continued to negotiate the terms of Interim Financing.

On July 14, 2022, representatives of Citigroup and Morgan Stanley discussed the terms of the Interim Financing, including discussion of limited events of default and narrow operating covenant restrictions. The Supply Agreement Amendment pricing terms were also discussed.

On July 15, 2022, representatives of Morgan Stanley shared with representatives of Citigroup via email proposed terms of the Interim Financing proposal, including with respect to the senior secured note, liquidity support through October 31, 2022, and liquidity support after October 31, 2022, through closing or termination (in the event the closing timeline is longer than expected). Mr. Brady and Mr. Shiba also discussed the proposed Interim Financing terms on July 16, 2022.

On July 18, 2022 Citigroup orally conveyed to representatives of Morgan Stanley a revised offer of an all-stock transaction in which the Company’s stockholders would receive 4.2% of Nikola’s outstanding shares post-transaction, implying an offer price of $0.62 per share. The proposal also contemplated that Nikola would offer Interim Financing consisting of: (1) up to $20.0. million in increased pricing under the Nikola Supply Agreement, and (2) up to $15.0 million in the form of a secured loan that would be repayable within six months of termination of the Merger Agreement (each amount subject to increase if the Merger had not closed by the end of October 2022). On such date, the closing trading price of a share of Nikola Common Stock was $5.60 and the closing trading price of a share of Romeo Common Stock was $0.56. Assuming an acquisition price of $0.62 per share of Romeo Common Stock, the closing trading prices implied a one-day premium of 10% and an exchange ratio of 0.1107.

On July 18, 2022, the Company Board held a meeting attended by the Company’s management and representatives of Morgan Stanley and Latham & Watkins to discuss the updated non-binding proposal received from Nikola. The Company Board observed that, though the proposed terms of the Interim Financing were acceptable, it would be important to secure an exchange ratio that stockholders would be willing to support at a special meeting. The Company Board determined to make a counterproposal to Nikola of a transaction in which the Company’s stockholders would receive an aggregate number of Nikola Common Stock representing 4.9% of Nikola’s outstanding shares post-transaction. The Company Board further authorized Company management to proceed with negotiations with respect to a transaction in which the Company’s stockholders would receive an aggregate number of Nikola Common Stock representing at least 4.5% of Nikola’s outstanding shares post-transaction. Additionally, the Company Board instructed Morgan Stanley to use Case B of the Projections for purposes of Morgan Stanley’s preliminary financial analyses and fairness opinion.

On July 19, 2022, at the direction of the Company Board, representatives of Morgan Stanley conveyed to Citigroup a counter proposal of a transaction in which the Company’s stockholders would receive an aggregate number of Nikola Common Stock representing 4.9% of Nikola’s outstanding shares post-transaction.

On July 19, 2022, following a telephonic discussion between Mr. Girsky and Mr. Mancini regarding the exchange ratio, Citigroup orally conveyed to representatives of Morgan Stanley a counterproposal in which the Company’s stockholders would receive 4.5% of Nikola’s outstanding shares post-transaction, implying an offer price of $0.67 per share. On such date, the closing trading price of a share of Nikola Common Stock was $5.64 and the closing trading price of a share of Romeo Common Stock was $0.57. Assuming an acquisition price of $0.67 per share of Romeo Common Stock, the closing trading prices implied a one-day premium of 17% and an exchange ratio of 0.1186. Representatives of Morgan Stanley and Citigroup further summarized, on behalf of their respective clients, further terms of the proposed Interim Financing.

On July 20, 2022, Latham & Watkins circulated to Pillsbury a revised draft of the Merger Agreement. Among other changes, the revised Merger Agreement removed the Company’s obligation to reimburse Nikola’s expenses in the event that stockholders failed to approve the Merger.

On July 21, 2022, representatives of Morgan Stanley transmitted to the Company Board an updated written memorandum disclosing Morgan Stanley’s material relationships with respect to Nikola and the Company.

On July 21, 2022, Pillsbury circulated to Latham & Watkins a revised draft of the Merger Agreement. Among other changes, the revised Merger Agreement re-inserted the provision which contemplated that the Company would reimburse Nikola’s expenses in the event that stockholders failed to approve the Merger. Pillsbury also circulated a draft of the voting agreement to be entered into by each member of the Company Board and the CEO and CFO of the Company.

On July 21, 2022, Mr. Shiba discussed the proposed transaction with representatives from the Company’s proxy solicitor for its AGM, Okapi Partners LLC (the “Company Proxy Solicitor”). These discussions noted the results of the Company’s recent stockholder vote solicitations and the likely results of the stockholder solicitation process for a one-step merger versus the tender results in a two-step merger. From these discussions, the Company Proxy Solicitor concluded that a majority of the shares of Romeo Common Stock were more likely to be tendered in a two-step merger transaction than voted in a one-step merger transaction.

On July 21, 2022, Mr. Shiba and Mr. Brady discussed the potential benefits of a two-step merger structure with respect to the likelihood of receiving sufficient support from stockholders to consummate the Merger. Mr. Shiba suggested the parties arrange a joint meeting including proxy solicitors and outside legal counsel from both companies to discuss the topic further.

On July 22, 2022, representatives of Pillsbury sent representatives of Latham & Watkins an initial draft of the Loan and Security Agreement (the “Financing Agreement”) and an initial draft of the Supply Agreement Amendment.

On July 22, 2022, representatives from Latham & Watkins and Pillsbury discussed the Merger Agreement, including, among other things, the one-step and two-step merger structures and expense reimbursement in the event that stockholders failed to approve the Merger. Also on July 22, 2022, representatives from the Company, the Company Proxy Solicitor, Nikola, Nikola’s proxy solicitor for its 2022 annual meeting of stockholders, Alliance Advisors, Latham & Watkins and Pillsbury discussed the structure of the proposed transaction, including the merits of a one-step merger and a two-step merger. The Company Proxy Solicitor explained the historical results of the Company’s stockholder vote solicitations, and the parties discussed the likelihood of soliciting a majority of the Company’s outstanding shares to vote in favor of a one-step merger versus the likelihood of a majority of the Company’s outstanding shares being tendered in a two-step merger.

On July 23, 2022, representatives from Latham & Watkins and Pillsbury continued to discuss, among other things, the one-step and two-step merger structures and the transaction structure’s impact on signing and closing timeline.

On July 24, 2022, Mr. Shiba and Mr. Brady discussed via email and telephone certain deal terms, including liquidity support and payment terms and reached an agreement to proceed with a two-step merger, as well as certain other business-level agreements with respect to production and pricing of battery packs under the Nikola Supply Agreement.

On July 24, 2022, Pillsbury confirmed to Latham & Watkins that Nikola was prepared to proceed with the two-step merger structure.

On July 24, 2022, representatives of Latham & Watkins sent representatives of Pillsbury a revised draft of the Financing Agreement.

On July 25, 2022, Romeo resumed production of battery packs under the Nikola Supply Agreement.

On July 25, 2022, the Company Board held a meeting with representatives of Morgan Stanley and Latham & Watkins to discuss, among other items, the ongoing negotiations with Nikola and the decision to change from a one-step to a two-step merger structure.

On July 25, 2022, representatives of Latham & Watkins sent representatives of Pillsbury a revised draft of the Merger Agreement, reflecting revisions to the transaction structure to be a two-step merger.

On July 26, 2022, at a regularly-scheduled meeting of the Company Board with representatives of the Company’s management, Morgan Stanley and Latham & Watkins in attendance, the Company’s management provided an update regarding the ongoing negotiations with Nikola. Representatives of Morgan Stanley reviewed the terms of the transaction and certain preliminary financial analyses regarding the Company and the proposed transaction. Representatives of Latham & Watkins also reviewed the terms of the draft transaction agreements, including the Merger Agreement and described the remaining open issues in such agreements. Representatives of Latham & Watkins stated that, after extensive negotiations, the remaining material open issues in the Merger Agreement included whether the Company would be required to reimburse Nikola’s expenses in the event that the Merger Agreement was terminated due to a failure to satisfy the Minimum Condition (as defined in the Merger Agreement). After extensive discussions, and noting: (1) the extensive bidder outreach activity by Morgan Stanley since January 2022 (including outreach to over 30 potential bidders, 13 of which signed confidentiality agreements), (2) the fact that no other potential bidder had offered to acquire the Company or made an offer that was not preliminary and conditional, (3) Nikola’s willingness to convert from a one-step merger structure to a two-step merger structure and to include Interim Financing that consisted, in part, of product price increases, and (4) the fact that Nikola was unwilling to proceed with a transaction without an expense reimbursement construct, the Company Board determined that it would be reasonable to accept an expense reimbursement in exchange for Nikola agreeing to cap the reimbursement amount at a reasonable figure. The Company Board instructed Latham & Watkins to continue to negotiate the terms of the Merger Agreement and finalize all ancillary documents.

Between July 25 and July 30, 2022, the Company and Nikola through their respective legal advisors continued to engage in ongoing negotiations of various definitive transaction documents, including the Merger Agreement, the Financing Agreement, the Support Agreement (previously the voting agreement under the one-step merger structure), and various ancillary agreements.

The Company Board held a meeting on July 28, 2022, at which time it reviewed with the Company’s management, together with the Company’s legal and financial advisors, a status update on negotiations of the definitive transaction. At the meeting, Latham & Watkins reported on the resolution of certain key economic terms of the transaction and the remaining open issues in the definitive documentation. Representatives of Latham & Watkins reviewed the terms of the Merger Agreement and other ancillary agreements. Representatives of Morgan Stanley reviewed the terms of the transaction and their preliminary financial analyses of the Company and confirmed that it expected to be able to deliver a fairness opinion based upon such terms.

On July 28, 2022, the Company’s management and Nikola’s management, together with their respective legal and financial advisors, held a conference call to resolve final outstanding issues regarding the Merger Agreement.

On July 30, 2022, the Company’s management provided an update regarding the final outcome of negotiations of the Merger Agreement and other definitive agreements to the Company Board via email. Latham & Watkins circulated final versions of the Merger Agreement, Financing Agreement, Support Agreement and other ancillary agreements to the Company Board via email. Representatives of Morgan Stanley, as financial advisor to the Company, delivered via email its final written opinion that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the Exchange Ratio of 0.1186 to be received by the Company’s stockholders for each share of Romeo Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders (other than the holders of shares held as treasury stock or by Nikola, the Company, the Offeror or any subsidiary of the Company). After considering potential reasons for and against the proposed merger described below, the Company Board, via unanimous written consent, approved and declared advisable the Merger Agreement and all of the other transactions contemplated by the Merger Agreement; declared that it is in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and consummate the Offer and Merger and all of the other transactions contemplated by the Merger Agreement; and recommended that stockholders of the Company tender their shares in the Offer.

Following receipt of such approval, on July 30, 2022, the Company and Nikola executed the Merger Agreement. On August 1, 2022, before the opening of trading on the NYSE, the Company issued a press release announcing the execution of the Merger Agreement.

Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board.

The Company Board, acting with the advice and assistance of its outside legal and financial advisors and the senior management of the Company, considered a number of substantive factors, both positive and negative, and evaluated and negotiated the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and after careful and thorough consideration, on July 30, 2022, the Company Board, among other things, unanimously:

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determined that, after a lengthy, broad and comprehensive evaluation of strategic alternatives and based in part of the view of Morgan Stanley, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders;

•	determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into the Merger Agreement;

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approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement; and

•	resolved to recommend, and recommended, that the Company’s stockholders accept the offer and tender their shares of the Romeo Common Stock to Nikola in the Offer.

Accordingly, the Company Board unanimously recommends that the Company’s stockholders tender their shares of the Romeo Common Stock pursuant to the Offer.

In considering the recommendations of the Company Board with respect to the Offer and Merger, you should be aware that executive officers and directors have certain interests in the Offer and Merger that may be different from, or in addition to, the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger and in making its decision to recommend that the Company Board adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger. For more information about these interests, see to the section entitled “Interest in Securities of the Subject Company.” The Company Board believes that the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, are fair to the Company’s stockholders.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and making the decisions, determinations and recommendations described above, the Company Board considered, among other things, the following potentially positive factors, which are not intended to be exhaustive and are not presented in any relative order of importance:

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the current and historical market prices of the Romeo Common Stock, taking into account the market performance of the Romeo Common Stock relative to the common stock of other participants in the industry in which the Company operates and general market indices;

•	certain factors related to the Company’s business, financial condition and results of operations, and the Company’s prospects and plans, including:

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the reviews undertaken by, and understandings of, the Company Board with respect to the Company’s business, operations, assets, financial condition, earnings, ownership structure, management, strategy, competitive position, current, historical and projected financial performance, prospects and plans, as well as the associated risks involved achieving such projections, prospects and plans;

•	the reviews undertaken by, and understandings of, the Company Board with respect to economic and market conditions and trends, as well as the challenges and uncertainty surrounding such conditions and trends, both on a historical and prospective basis, in the near term and the long term, such as:

•	the nature of the industry in which the Company operates, including anticipated industry trends and rapidly changing competitive dynamics;

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the risks and uncertainties relating to ongoing industry consolidation and competition, including the ability of the Company to be able to compete effectively in the markets in which the Company operates or may operate in the future without significant further investment by the Company;

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the risks and uncertainties relating to potential increases in interest rates and the impact on debt and equity markets arising from inflationary pressures, changes in monetary policies and other factors affecting global economic activity;

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the risks and uncertainties relating to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which may have material adverse effects on the Company’s business, financial position, results of operations and/or cash flows;

•	the potential risks to the Company of continuing to have publicly traded common stock, including the risks of market volatility;

•	certain compliance costs and obligations imposed on the Company as a result of having publicly traded common stock;

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the risk that, if the Company remained an independent public company, the Company may not have sufficient liquidity to fund its financial and operational needs, which would have a negative impact on its future stock price;

•	the fact that the Merger would create a vertically integrated commercial vehicle electrification company;

•	the Projections prepared by the Company’s management for, or otherwise made available to, the Company Board; and

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certain challenges and limitations on the Company of continuing as a standalone public company, including the execution risk associated with, and potential for business disruption and negative stock price reaction in connection with capital markets transactions.

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the fact that the Offer Consideration to be paid to the Company’s stockholders would be in the form of shares of Nikola Common Stock, and, as such, would offer the Company’s stockholders the ability (i) to participate in the future earnings or growth of Nikola and, indirectly, the Company, including any potential appreciation that may be reflected in the value of the combined company (including any resulting synergies), and (ii) to attain liquidity should any such Company stockholder choose not to retain its shares of Nikola Common Stock;

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the expectation that the combined business will generate anticipated cost synergies and performance improvements of up to $350 million by 2026, which the Company stockholders will benefit from as continuing stockholders of Nikola. The Company Board also considered that there could be no assurance that any particular amount of such synergies and performance improvements would be achieved following completion of the Merger or on the anticipated timeframe;

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the conclusions of the Company Board that the Offer and Merger represents the best transaction reasonably available for Company stockholders in light of the foregoing factors as well as, among other things:

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the views of the Company Board that the Exchange Ratio to be paid to the holders of Romeo Common Stock in accordance with the Merger Agreement represented the highest Offer Consideration that could reasonably be obtained;

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the premium to recent trading prices of the Company’s Common Stock represented by the Offer Consideration—approximately 34% over the $0.55 per share closing price of the Romeo Common Stock on July 29, 2022;

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the conclusion of the Company Board that the per share Exchange Ratio to be paid to the holders of the Romeo Common Stock, was more favorable to such holders than the potential value that might result from other alternatives reasonably available to the Company, including the alternative of remaining an independent company, and other strategic or financial alternatives that might be undertaken as an independent company, in light of a number of factors, including the risks and uncertainties associated with those alternatives, and the administrative and compliance costs associated with operating the Company as a publicly traded company;

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that the Company Board, with the assistance of their respective independent legal and other advisors, had considered alternatives, including continuing to operate the Company on a standalone basis, other potential value creating options or a sale to an alternative buyer, and considered the risks and uncertainties associated with such alternatives, and each respectively formed the view that no other alternatives were reasonably likely to create greater value for the Company’s stockholders than the Offer and Merger, taking into account the alternatives reasonably available to the Company, that there was no assurance that a more favorable opportunity would arise later or through any alternative transaction, and the risk of execution, as well as business, competitive, industry and market risks (as more fully described under “Background of the Offer and the Merger”);

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the conclusions of the Company Board that, after a thorough process, including extensive outreach to and negotiations with potential buyers, with the assistance of experienced independent legal and financial advisors, the Company obtained the best terms and highest price that Nikola is willing to pay for the Company, none of the other potential buyers contacted in the extensive outreach process was able to put forth an actionable proposal that would permit the Company to continue to operate with sufficient liquidity and credit to fund ongoing operations, and that further negotiations would have created a risk of causing Nikola to abandon the Offer and Merger altogether or materially delay the entry into definitive transaction agreements with respect to the Offer and Merger;

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the significant possibility that the Company would not have sufficient liquidity available from its cash balances and available financing arrangements to continue its operations during the third and fourth quarter of the 2022 fiscal year, leading to the Company’s expression of substantial doubt that it will be able to continue operations as a going concern;

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the fact that Nikola would provide the Company with (i) up to $30.0 million (subject to certain incremental increases of up to $20.0 million) of interim financing, and (ii) up to $20 million of a temporary battery pack delivery price increase in order to support its operations pending the closing of the Merger;

•	the likelihood that Nikola would be able to finance the interim financing and the combined business given Nikola’s financial resources and financial profile;

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the results of the due diligence investigation that the Company senior management conducted with the assistance of its advisors on Nikola with respect to certain matters and capabilities of Nikola and its management;

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the fact that since the public announcement of the Merger Agreement, none of the Company, Nikola, the Company Board, nor any of their respective independent legal and financial advisors, as applicable, has received any inbound inquiries from third parties related to potential alternative acquisition proposals; and

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the reviews undertaken by the Company Board of the Merger Agreement and the structure of the transactions contemplated thereby, including, among others, the specific financial and other terms and conditions set out below.

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the terms of the Merger Agreement permitting the Company to receive unsolicited Acquisition Proposals (as defined in the Merger Agreement) that do not result from any breach of the non-solicitation obligations in the Merger Agreement, and the other terms and conditions of the Merger Agreement, including:

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that the Company may, in certain circumstances (i) furnish any information or access thereto to any third party making such an Acquisition Proposal and its representatives and potential financing sources and (ii) participate or engage in negotiations or discussions with such third party and its representatives and potential financing sources regarding such Acquisition Proposal;

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that the Company Board may, in certain circumstances, make a Romeo Board Adverse Recommendation Change (as defined in the Merger Agreement), including in response to (i) an Intervening Event (as defined in the Merger Agreement), or (ii) a bona fide written Acquisition Proposal that the Company Board determines constitutes a Superior Offer (as defined in the Merger Agreement); and

in each case, subject to and in accordance with the terms and conditions of the Merger Agreement.

•	the likelihood of the Offer and Merger being completed, based on, among other matters:

•	the Company’s ability, under circumstances specified in the Merger Agreement, to seek specific performance of Nikola’s obligation to cause the Offer and Merger to occur;

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the requirement that Nikola and Offeror use their respective reasonable best efforts to obtain the regulatory approvals required to consummate the Offer and Merger, subject to and in accordance with the terms and conditions of the Merger Agreement; and

•	the likelihood and anticipated timing of completing the proposed Merger in light of the scope of the conditions to completion;

•	other terms and conditions of the Merger Agreement, including:

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the conclusions of the Company Board that the Termination Fee (as defined in the Merger Agreement) is reasonable in light of, among other matters, the benefit of the Offer and Merger to the Company’s stockholders, the size of such termination fee in similar transactions and the enterprise value of the Company;

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the terms of the Merger Agreement providing the Company sufficient operating flexibility to conduct its business in the ordinary course until the earlier of the consummation of the Offer and Merger or the termination of the Merger Agreement;

•	the Company’s ability, under circumstances specified in the Merger Agreement, to seek specific performance to prevent certain breaches of the Merger Agreement by Nikola and Offeror; and

•	the scope of the representations, warranties and covenants being made by the Company and Nikola.

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the fact that the representatives of Morgan Stanley, as financial advisor to the Company, on July 30, 2022, delivered via email its final written opinion that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the Exchange Ratio of 0.1186 to be received by the Company’s stockholders for each share of Romeo Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders (other than the holders of the Excluded Shares) (as more fully described under “Opinion of the Company’s Financial Advisor”). The full text of the written opinion of Morgan Stanley, dated

July 30, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley in preparing its opinion, is attached as Annex I to this recommendation statement and is incorporated herein by reference;

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the fact that the Offer and Merger, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder, and as such generally no gain or loss should be recognized by the Company stockholders for U.S. federal income tax purposes in connection with the exchange of the Romeo Common Stock for shares of Nikola Common Stock pursuant to the Offer or the Merger;

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the fact that the officers and directors of the Company, who hold approximately 1.6% of the Company’s outstanding Romeo Common Stock, have duly executed and entered into a Support Agreement, pursuant to which they have agreed to tender their shares of the Romeo Common Stock in the Offer, subject to and in accordance with the terms and conditions of the Support Agreement; and

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the fact that the Support Agreement terminates in the event that the Merger Agreement is validly terminated in accordance with its terms, as more fully described in the section titled “Support Agreement”.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and making the decisions, determinations and recommendations described above, the Company Board also considered, among other things, certain countervailing factors, including the following uncertainties, risks and other potentially negative factors, which are not intended to be exhaustive and are not presented in any relative order of importance:

•	that, following the completion of the Offer and Merger, the Company will no longer exist as an independent public company;

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the fact that because the Exchange Ratio is a fixed ratio of shares of Nikola Common Stock to shares of the Romeo Common Stock, the Company stockholders could be adversely affected by a decrease in the trading price of shares of Nikola Common Stock during the pendency of the Merger, and the fact that the Merger Agreement does not provide the Company with a price-based termination right or other similar protection. The Company Boards determined that this structure was appropriate and the risk acceptable in view of factors such as the Company Board review of the relative intrinsic values and financial performance of the Company and Nikola;

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the risk that the transactions contemplated by the Merger Agreement, including the Offer and Merger may not be consummated in a timely manner or at all, for a variety of reasons, and the consequences thereof, including (i) the potential loss of value to the Company’s stockholders, including the reduction of the trading price of the Romeo Common Stock (ii) the potential negative impact on the operations and prospects of the Company, including the risk of loss of key personnel and certain key members of senior management, and (iii) the market’s perception of the Company’s prospects could be adversely affected if such transactions were delayed or were not consummated;

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the possible effects of the pendency or consummation of the transactions contemplated by the Merger Agreement, including the potential for suits, actions or proceedings in respect of the Merger Agreement or the transactions contemplated by the Merger Agreement, the risk of any loss or change in the relationship of the Company and its subsidiaries with their respective employees, agents, customers and other business relationships, and any possible effect on the Company’s ability to attract and retain key employees, including that certain key members of senior management might choose not to remain employed with the Company prior to the completion of the Offer and Merger;

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the requirement that the Company conduct its business in the ordinary course prior to completion of the Merger and subject to specified restrictions unless Nikola provides its prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), which might delay or prevent the Company from undertaking certain business opportunities that might arise pending completion of the Merger. The Company Board also considered that these restrictions were customary and acceptable;

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the risk that the potential cost synergies and performance improvements sought in the Merger will not be realized or will not be realized within the expected time period, the risk associated with the integration by Nikola of the Company and the fact that the analyses and projections on which the Company Board made its determinations are estimates and therefore uncertain;

•	the risk of incurring substantial expenses related to the Offer and Merger, including in connection with any litigation that may arise in the future;

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that the Company’s directors, officers and employees have expended and will expend extensive efforts attempting to complete the transactions contemplated by the Merger Agreement and such persons have experienced and will experience significant distractions from their work during the pendency of such transactions and that the Company has incurred and will incur substantial costs in connection with such transactions, even if such transactions are not consummated;

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the restrictions imposed by the Merger Agreement on the Company’s solicitation of acquisition proposals from third parties, and that prospective bidders may perceive Nikola’s right under the Merger Agreement to negotiate with the Company to match the terms of any Superior Proposal prior to the Company being able to terminate the Merger Agreement and accept a Superior Proposal to be a deterrent to making alternative proposals;

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the possibility that the Company may be required to pay Nikola a Termination Fee of $3,000,000 and expense reimbursement of up to $1,750,000 in cash under certain circumstances (as more fully described under “The Merger Agreement — Termination of the Merger Agreement” in the Offer to Exchange); and

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the restrictions placed on the conduct of the Company’s business prior to the completion of the Offer and Merger pursuant to the terms of the Merger Agreement, which could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending completion of the Offer and Merger.

The Company Board concluded that, overall, the potentially positive factors outweighed the uncertainties, risks and potentially negative factors relevant to the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger. Accordingly, the Company Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders.

Accordingly, the Company Board unanimously recommends that the Company’s stockholders tender their shares of Romeo Common Stock pursuant to the Offer.

The Company Board is not aware of any firm offer for a merger, sale of all or a substantial part of the Company’s assets, or a purchase of a controlling amount of the Company securities having been received by the Company from anyone other than a filing person in the two (2) years preceding the signing of the Merger Agreement.

The foregoing discussion is not exhaustive, but is intended to summarize the material information and factors considered by the Company Boarding their consideration of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger. The Company Board reached the decision to approve the entry into the Merger Agreement in light of the factors described above and other factors that the Company Board believed were appropriate. In view of the variety of factors, the complexity of these matters and the quality and amount of information considered, the Company Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations. In addition, each of the directors of the Company Board may have given different weight to different factors. The Company Board conducted an overall review of the factors described above, including through discussions with the Company’s management and their respective legal and financial advisors, and considered the factors overall to be favorable to, and to support, their decisions, determinations and recommendations. It should be noted that this explanation of the reasoning of the Company Board and certain information presented in this section is forward looking in nature and should be read in light of the factors set forth in the section entitled “Forward-Looking Statements.”

Opinion of the Company’s Financial Advisor.

Romeo retained Morgan Stanley to act as financial advisor to the Company Board in connection with a possible sale of Romeo. Romeo selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in Romeo’s industry, its knowledge of Romeo’s business and affairs and its understanding of Romeo’s business based on its relationship with Romeo. At the meeting of the Company Board on July 28, 2022, Morgan Stanley presented materials and confirmed that it expected to be able to deliver its opinion, which opinion was subsequently delivered in writing on July 30, 2022, that as of July 30, 2022, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio of 0.1186 shares of Nikola Common Stock for each share of Romeo Common Stock (which ratio is referred to as the “Exchange Ratio” throughout this section of this Schedule 14D-9), pursuant to the Merger Agreement was fair from a financial point of view to the holders of such Shares (other than the holders of shares held as treasury stock or by Nikola, Romeo, Offeror or any subsidiary of Romeo) (collectively referred to herein as the “Excluded Shares”).

The full text of the written opinion of Morgan Stanley delivered to the Company Board, dated as of July 30, 2022, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion carefully and in its entirety. Morgan Stanley’s opinion was directed to the Company Board, in its capacity as such, and addresses only the fairness from a financial point of view of the Exchange Ratio pursuant to the Merger Agreement as of the date of the opinion and did not address the relative merits of the Offer and the Merger as compared to other business or financial strategies that might be available to Romeo, nor did it address the underlying business decision of Romeo to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley’s opinion did not in any manner address the prices at which Nikola Common Stock will trade following the consummation of the Merger or at any time. It was not intended to, and does not, constitute an opinion or a recommendation as to how the stockholders of Romeo should act or vote in connection with the Offer and Merger, including, without limitation, as to whether or not Romeo stockholders should tender their shares into the Offer. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	Reviewed certain publicly available financial statements and other business and financial information of Romeo and Nikola, respectively;

•	Reviewed certain internal financial statements and other financial and operating data concerning Romeo;

•	Reviewed certain financial projections, including short-term liquidity forecasts, prepared by the management of Romeo;

•	Discussed the past and current operations and financial condition and the prospects of Romeo with senior executives of Romeo;

•	Discussed the past and current operations and financial condition and the prospects of Nikola with senior executives of Nikola;

•	Reviewed the reported prices and trading activity for Romeo Common Stock and Nikola Common Stock;

•	Compared the financial performance of Romeo and the prices and trading activity of Romeo Common Stock with that of certain other publicly-traded companies comparable with Romeo and their securities;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	Participated in discussions and negotiations among representatives of Romeo and Nikola and their financial and legal advisors;

•	Reviewed drafts dated as of July 30, 2022 of the Merger Agreement, the Financing Agreement and certain related documents; and

•	Performed such other analyses, reviewed such other information and considered such other factors, as Morgan Stanley had deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Romeo and Nikola, and that formed a substantial basis for its opinion. With respect to the financial projections reviewed by Morgan Stanley, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the respective managements of Romeo and Nikola of the future financial performance of Romeo and Nikola. Morgan Stanley expressed no view as to such financial projections or the assumptions on which they were based.

In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Offer and the Merger, taken together, will be treated as a tax-free “reorganization”, pursuant to the Code, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the proposed Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Romeo and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Romeo’s officers, directors or employees, or any class of such persons, relative to the Exchange Ratio in the Offer and the Merger.

In connection with its opinion, Morgan Stanley was advised by Romeo and took into account for purposes of its opinion, with Romeo’s consent, that Romeo has limited short-term sources of liquidity and limited alternative sources of long-term financing, and, in the absence of the transactions contemplated by the Merger Agreement, Romeo may not be able to fund its operations. Morgan Stanley’s opinion is not a solvency opinion nor does it in any way address the solvency or financial condition of the Company or whether any financing or strategic alternatives exist for the Company now or at any other time.

Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Romeo or Nikola, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of July 30, 2022. Events occurring after July 30, 2022, may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley has not assumed any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its written opinion letter dated July 30, 2022 which was delivered to the Company Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley utilized and relied upon a set of financial projections referred to as the “Case B Financial Projections” which were provided to Morgan Stanley by Romeo management in March 2022. The Case B Financial Projections are more fully described below in the section of this Schedule 14D-9 captioned “—Certain Projections.” In accordance with direction from the Company Board, Morgan Stanley used the Case B Financial Projections in its financial analyses. Morgan Stanley was informed by Romeo management that the Case B Financial Projections reflect Romeo management’s best estimate of the most likely outcome for the business of Romeo over the period of the Financial Projections.

Public Trading Comparables Analysis.

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for Romeo with comparable publicly available consensus equity analyst research estimates for selected companies in the electric vehicle and electric vehicle components space, selected based on Morgan Stanley’s professional judgment and experience, that share similar end-market exposures or corporate profile (these companies are referred to as the “Comparable Companies”).

The following list sets forth the selected publicly-traded comparable companies that Morgan Stanley reviewed in connection with this analysis.

• Arrival SA • Canoo Inc. • Freyr Battery SA • Hyliion Holdings Corp • Hyzon Motors Inc. • Lightning eMotors, Inc.	• The Lion Electric Co • Lordstown Motors Corp. • Nikola • Protera Inc. • REE Automotive Ltd. • Xos Inc.

The above companies were chosen based on Morgan Stanley’s knowledge of the electric vehicle battery industry and because these companies have businesses that may be considered similar to Romeo’s. Although none of such companies are identical or directly comparable to Romeo, these companies are publicly traded companies with operations or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that for purposes of its analysis Morgan Stanley considered similar or reasonable comparable to those of Romeo.

For purposes of this comparative analysis, Morgan Stanley analyzed the ratio of aggregate value, or “AV” to the estimated twelve-month revenues for 2023 and 2024 of each of these companies, based on closing share prices on July 29, 2022 and publicly available financial data. For purposes of this analysis, Morgan Stanley defined aggregate value, or AV, as fully-diluted market capitalization plus total debt, plus non-controlling interest (as appropriate), less cash and cash equivalents.

Company	AV/ 2023 Revenues		AV/ 2024 Revenues
Arrival SA	0.9x		0.3x
Canoo Inc.	1.4x		0.6x
Freyr Battery SA	32.5x	*	1.2x
Hyliion Holdings Corp	37.8x	*	2.6x	*
Hyzon Motors Inc.	2.8x		0.9x
Lightning eMotors, Inc.	1.2x		0.6x
The Lion Electric Co	1.6x		0.7x
Lordstown Motors Corp.	2.9x		0.5x
Nikola	4.3x		1.7x	*
Protera Inc.	1.5x		0.8x
REE Automotive Ltd.	0.8x		0.1x
Xos Inc.	0.5x		0.1x
Romeo	0.5x		0.3x

*	Identified as outliers.

Morgan Stanley then calculated an estimated implied value range as set forth on the table below:

	Range of Multiples	Implied Value Per Share
AV/2023 Revenue	0.50x – 0.90x	$0.58 – $0.84
AV/2024 Revenue	0.10x – 0.40x	$0.31 – $0.63

Morgan Stanley noted that the current Romeo share price at July 29, 2022 was $0.55 per share and the implied Romeo share price based on the agreed exchange ratio of 0.1186x was $0.74 per share.

No company utilized in the public trading comparables analysis is identical to Romeo. In evaluating the Comparable Companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond Romeo’s control. These include, among other things, the impact of competition on Romeo’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Romeo and the industry, and in the financial markets in general.

Discounted Equity Value Analysis.

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of such company’s estimated future earnings before interest, taxes, depreciation and amortization (“EBITDA”) and a theoretical range of trading multiples. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share of Romeo Common Stock on a standalone basis for the Case B Financial Projections.

To calculate the discounted equity value for Romeo, Morgan Stanley utilized calendar year EBITDA estimates for the next twelve months (“NTM”) at December 31, 2030 under the Case B Financial Projections. Based upon the application of its professional judgment and experience, Morgan Stanley applied a forward range of aggregate value to EBITDA multiples (based on the range of aggregate value to EBITDA multiples for a new peer group comprised of Established Driveline companies and the growth profile of Romeo under the Case B Financial Projections) to these NTM EBITDA estimates in order to reach a future implied aggregate value. The new peer group was selected based on Romeo’s expected growth profile in 2030. Morgan Stanley then added projected net cash from such aggregate value to reach a future implied equity value, which was then divided by Romeo’s projected fully diluted share count under the treasury stock method.

The following list sets forth the selected Established Driveline peers that Morgan Stanley used in connection with this analysis:

• Allison Transmission Holdings Inc • American Axle & Manufacturing Holdings Inc • BorgWarner Inc • Cummins Inc. • Dana Inc	• ElringKlinger • Knorr-Bremse • Linamar Corp • Schaeffler

Under the Case B Financial Projections, Romeo projected a cumulative cash flow shortfall of $369 million over the duration of the period of the Case B Financial Projections. Morgan Stanley assumed this cash flow shortfall would be funded by issuing equity, and the shares estimated to be issued to fund operations were added to the projected fully diluted share count. Morgan Stanley assumed that new equity was raised at the volume weighted average price (VWAP) of Romeo Common Stock on the New York Stock Exchange for the 30 trading days through July 29, 2022 of $0.52, resulting in an issuance of 706 million new shares to raise the $369 million projected to be required to fund Romeo’s operations over that period. This estimated future equity issuance is illustrative only and Morgan Stanley expressed no opinion on whether such issuance would be possible either near term or in the future or as to the terms of any such equity issuance.

In each case, Morgan Stanley then discounted the resulting implied future equity value per share based on a discount rate range of 13.1%–15.1%, which range was selected based on Romeo’s estimated standalone calculated cost of equity, to calculate the discounted equity value per share as follows:

Based on NTM December 31, 2030 Estimated EBITDA	Selected AV/NTM EBITDA Multiple Ranges	Discount Rate	Implied Value Per Share
Case B Financial Projections	5.0x-7.0x	13.1% – 15.1%	$0.19-$0.30

Morgan Stanley noted that the current Romeo share price at July 29, 2022 was $0.55 per share and the implied Romeo share price based on the agreed exchange ratio of 0.1186x was $0.74 per share.

Subsequent to the delivery of Morgan Stanley’s opinion on July 30, 2022, Morgan Stanley identified a correction on the summary page in the board materials delivered on July 30, 2022, to accurately reflect the results of the discounted equity value analysis. This change resulted in the implied value per share range moving from $0.22-$0.34 to $0.19-$0.30.

Discounted Cash Flow Analysis.

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Morgan Stanley then calculated a range of equity values per share based on this discounted cash flow analysis to value Romeo shares on a stand-alone equity basis. Morgan Stanley utilized estimates from the Case B Financial Projections for purposes of its discounted cash flow analysis, as more fully described below.

Morgan Stanley first calculated the estimated unlevered free cash flow, which is defined as earnings before interest, tax, depreciation and amortization less (1) stock-based compensation expense, (2) taxes, (3) changes in net working capital and (4) capital expenditures plus (5) changes in deferred taxes. Romeo management reviewed and approved for use by Morgan Stanley projections for the nine and one-half year period from the second half of 2022 to 2031 and the terminal value for the Case B Financial Projections. Morgan Stanley calculated the net present value of free cash flows for Romeo for the same nine and one-half year period. For purposes of its discounted cash flow analysis, Morgan Stanley also included the present value of existing and expected to be created tax attributes, which were approved by management.

Morgan Stanley, for purposes of calculating the tax savings from net operating loss utilization, assumed that Romeo’s net operating losses are not limited by Section 382 of the Code, have no expiration and are fully utilized over the projected period at the annual amounts available for utilization based on forecasted taxable earnings before taxes. Based on estimated perpetuity growth rates of 2.0 percent to 4.0 percent, selected based upon the application of its professional judgment and experience, Morgan Stanley also calculated terminal values at year end 2031. The free cash flows and terminal values were discounted, using a mid-year convention, to present values as of June 30, 2022, at a discount rate ranging from 13.1 percent to 15.1 percent, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of Romeo’s weighted average cost of capital.

Under the Case B Financial Projections, Romeo projected a cumulative cash flow shortfall of $369 million over the duration of the period of the Case B Financial Projections. Morgan Stanley assumed this cash flow shortfall would be funded by issuing equity, and the shares estimated to be issued to fund operations were added to the projected fully diluted share count. Morgan Stanley assumed that new equity was raised at the July 29, 2022 30-day VWAP of $0.52, resulting in an issuance of 706 million new shares to raise the $369 million projected to be required to fund operations over that period. This estimated future equity issuance is illustrative only and Morgan Stanley expressed no opinion on whether such issuance would be possible either near term or in the future or as to the terms of any such equity issuance.

Based on the projected fully diluted share count, composed of outstanding shares of Romeo Common Stock on a fully-diluted basis utilizing the treasury stock method (as provided by Romeo management as of July 29, 2022) and the estimated future equity issuance to cover the cumulative negative cash flow shortfall over the duration of Case B Financial Projections, and Romeo’s cash and debt as of June 30, 2022 (as provided by Romeo management), Morgan Stanley calculated the estimated implied value per share of Romeo Common Stock as of July 30, 2022, as follows:

Implied Value Per Share
Case B Financial Projections	$0.24 - $0.35

Morgan Stanley noted that the current Romeo share price at July 29, 2022 was $0.55 per share and the implied Romeo share price based on the agreed exchange ratio of 0.1186x was $0.74 per share.

Subsequent to the delivery of Morgan Stanley’s opinion on July 30, 2022, Morgan Stanley identified a correction on the summary page in the board materials delivered on July 30, 2022, to accurately reflect the results of the discounted cash flow analysis. This change resulted in the implied value per share range moving from $0.28-$0.41 to $0.24-$0.35.

Other Information.

Morgan Stanley observed additional factors that were not considered part of Morgan Stanley’s financial analysis with respect to its opinion, but which were noted as reference data for the Company Board, including the following information:

Morgan Stanley noted certain trading ranges with respect to the historical trading prices of Romeo Common Stock. Morgan Stanley reviewed a range of closing prices for the shares of Romeo Common Stock on the New York Stock Exchange for the period ending July 29, 2022 (the last full trading day prior to the public announcement of the Offer and the Merger).

Morgan Stanley observed the following:

Period Ended July 29, 2022	Range of Trading Prices Per Share
Last 52 Weeks	$0.44-$7.44

Morgan Stanley observed that the closing price of Romeo shares on the New York Stock Exchange was $0.55 per share on July 29, 2022, the last day prior to the public announcement of the Offer and the Merger; Morgan Stanley further observed that the 30-day VWAP on July 29, 2022 was $0.52.

As an additional reference, Morgan Stanley reviewed recent broker price targets for the Romeo Common Stock and observed that two brokerage firms had provided price targets during the 2022 calendar year. Morgan Stanley discounted these price targets to the current date at a 14.1% cost of equity (the midpoint of the weight average cost of capital range referenced above) and observed that the broker price targets after discounting were in the range of $0.88 per share and $1.58 per share.

As a further reference, Morgan Stanley also reviewed with the Company Board precedent transactions, a review that is designed to infer a value of a company based on publicly available financial terms and premia of selected comparable transactions. Morgan Stanley compared publicly available statistics for all stock transactions by large acquirors with target stockholders owning less than 17% of the combined company (excluding bank acquisitions). Morgan Stanley selected such comparable transactions because they shared certain characteristics with the Merger. These transaction premia with a 25th to 75th percentile range of 16% – 47% would imply a range of value for Romeo of $0.64 – $0.81 per share, which compared to the current Romeo share price at July 29, 2022 of $0.55 per share and the implied Romeo share price based on the agreed exchange ratio of 0.1186x of $0.74 per share.

General.

In connection with the review of the Offer and the Merger by the Company Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Romeo. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond Romeo’s control. These include, among other things, the impact of competition on Romeo’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Romeo and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Exchange Ratio pursuant to the Merger Agreement and in connection with the delivery of its opinion dated July 30, 2022 to the Company Board. These analyses do not purport to be appraisals or to reflect the prices at which Romeo Common Stock might actually trade.

The Exchange Ratio was determined by Romeo and Nikola through arm’s-length negotiations between Romeo and Nikola and approved by the Company Board. Morgan Stanley provided advice to the Company Board during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to Romeo or the Company Board, or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger.

Morgan Stanley’s opinion and its presentation to the Company Board was one of many factors taken into consideration by the Company Board in deciding to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Company Board with respect to the Exchange Ratio pursuant to the Merger Agreement, or of whether the Company Board would have been willing to agree to a different exchange ratio. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley’s opinion was not intended to, and does not, constitute an opinion or a recommendation as to how the stockholders of Romeo should act or vote in connection with the Offer and Merger, including, without limitation, as to whether or not Romeo stockholders should tender their shares into the Offer. The Company Board selected Morgan Stanley to act as its financial adviser because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, and prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley and its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions for their own account or for the accounts of their customers, in debt or equity securities or loans of Romeo, Nikola or any other company, or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided Romeo with financial advisory services and a fairness opinion in connection with the Merger, described in this section and attached to this Schedule 14D-9 as Annex I. Romeo has agreed to pay Morgan Stanley for its services, a transaction fee of $9.5 million, $2.375 million of which became payable upon the announcement of the Merger and $7.125 million which is contingent upon the closing of the Merger. In addition, Romeo has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement, including certain liabilities under the federal securities laws. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for Romeo, RMG Capital (“RMG”), Nikola and VectoIQ LLC (“VectoIQ”) and received aggregate fees of approximately $5 million to $10 million from Romeo and Romeo related entities, $10 million to $20 million from RMG and RMG related entities, approximately $10 million to $20 million from Nikola and Nikola related entities, and $15 million to $25 million from VectoIQ and VectoIQ related entities in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to these parties in the future and would expect to receive fees for the rendering of these services. In addition, Morgan Stanley may have committed, and may commit in the future, to invest in investment funds managed by certain of these parties or their affiliates, or in affiliates of Morgan Stanley that may hold direct equity and/or partnership interests in funds managed by certain of these parties or their affiliates.

Certain Unaudited Prospective Financial Information.

Except for annual revenue guidance, the Company does not as a matter of course make public projections as to future revenues, earnings or other results. However, management of the Company prepared unaudited prospective financial information relating to the Company on a stand-alone basis set forth below to present the Company’s potential future growth and performance. The unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information, but, in the view of the Company’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on the prospective financial information.

Neither the Company’s nor Nikola’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the unaudited prospective financial information.

The unaudited prospective financial information was, in general, prepared solely for the Company’s internal use and is subjective in many respects and therefore subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by the management of the Company with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. Many of these assumptions are subject to change and may have a material impact on the unaudited prospective financial information. The unaudited prospective financial information does not reflect revised prospects for the Company’s business or Nikola’s business, changes in general business, economic, market and financial conditions or any other transaction, event or impact that has occurred or that may occur and that was not anticipated at the time such prospective financial information was prepared. As a result, there can be no assurance that the results reflected in the unaudited prospective financial information will be realized or that actual results will not materially vary from this unaudited prospective financial information. In addition, because the unaudited prospective financial information of the Company covers multiple years, such information by its nature becomes less predictive with each successive year. Therefore, the inclusion of the unaudited prospective financial information in this Schedule 14D-9 should not be relied on as necessarily predictive of actual future events nor construed as financial guidance.

The prospective financial information presented below should be read in light of the risks described under “Risk Factors” beginning on page 34 in the Offer to Exchange and the risk factors described in Romeo’s most recent SEC filings for additional risk factors with respect to Romeo’s business. See “Where You Can Find More Information” beginning on page 146 of the Offer to Exchange. As all prospective financial information is forward-looking in nature, it is expressly qualified in its entirety by the “Forward-Looking Statements” beginning on page 41 of this Schedule 14D-9.

Accordingly, neither Romeo’s nor Nikola’s independent registered public accounting firm, nor any other independent accountants, provide any form of assurance with respect thereto for the purpose of this Schedule

14D-9. Any report of Romeo’s independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 relates to Romeo’s previously issued historical financial statements. Such report does not extend to the prospective financial information in this Schedule 14D-9 and should not be read to do so.

The unaudited prospective financial information includes non-GAAP financial measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Free Cash Flow, which were presented because the Company’s management believed they could be useful indicators of Romeo’s projected future operating performance. Romeo management prepared the unaudited prospective financial information on a non-GAAP basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures under SEC rules and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Morgan Stanley for purposes of its financial analysis as described in “—Opinion of the Company’s Financial Advisor” beginning on page 25 of this Schedule 14D-9 or the Company Board in connection with its consideration of the Merger. Accordingly, Romeo has not provided reconciliations of the non-GAAP financial measures included in the management projections to the most directly comparable GAAP financial measures.

Readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the unaudited prospective financial information. Romeo stockholders are urged to review this Schedule 14D-9 for a description of the reported results of operations, financial condition and capital resources of Romeo, and are urged to review Romeo’s most recent SEC filings for a description of the reported results of operations, financial condition and capital resources of Romeo. Some or all of the assumptions which have been made by the Company’s management regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date such information was prepared. Romeo has not updated and does not intend to update or otherwise revise the unaudited prospective financial information to reflect circumstances existing after the date when such information was prepared or to reflect the occurrence of future events, except to the extent required by applicable law. Romeo has made no representation concerning the unaudited prospective financial information, in the Merger Agreement or otherwise, to Nikola, Romeo stockholders, or any other person.

Romeo’s management prepared the prospective financial information using two scenarios, Case A and Case B. The two scenarios reflected Romeo management’s different assumptions of the growth rates of Romeo’s revenues and expenses, taking into consideration the rate of adoption of electric vehicles, the Company’s rate of market share growth, the impact of pricing of the Company’s products on its revenues and revenue growth rates, the rate and pace of product cost reduction activities, the uncertainties of the global economic recovery from the COVID-19 pandemic, and the outlook of the energy industry, among other factors. The prospective financial information was prepared by Romeo on a stand-alone basis and does not take into account the transaction, including any costs incurred in connection with the offer or the other transactions contemplated thereby or any changes to Romeo’s operations or strategy that may be implemented after completion of the Merger. As a result, actual results likely will differ, and may differ materially, from those contained in the prospective financial information.

In light of further consideration given to key assumptions of the forecasts, subsequent events and to more closely track actual results, the Company Board determined that Case B was the most likely case. The Company Board directed Romeo management to continue to develop its financial projections of Romeo based on Case B and directed Morgan Stanley to use the financial projections developed based on Case B in its subsequent valuation analyses. The resulting projected cash flow from Case B was provided to Nikola as part of their due diligence evaluation.

Case A.

The following is a presentation of the Case A financial projections prepared by Romeo’s management for the period from year end 2022 until year end 2031.

$MM	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Revenue	55	286	476	758	1,040	1,474	1,910	2,340	2,763	3,179
% YoY Growth		423.4%	66.5%	59.4%	37.2%	41.7%	29.6%	22.5%	18.1%	15.1%
EBITDA	(180)	(120)	(89)	(45)	15	65	133	211	296	380
% EBITDA Margin	(330.7%)	(42.0%)	(18.7%)	(5.9%)	1.5%	4.4%	6.9%	9.0%	10.7%	11.9%
Free Cash Flow	(223)	(128)	(112)	(73)	(17)	17	74	132	193	259

Case B.

The following is a presentation of the Case B financial projections prepared by Romeo’s management for the period from year end 2022 until year end 2031.

$MM	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Revenue	55	150	210	341	478	664	910	1,188	1,496	1,833
% YoY Growth		175.0%	40.0%	62.3%	40.2%	38.8%	37.0%	30.5%	26.0%	22.5%
EBITDA	(180)	(99)	(78)	(58)	(27)	(16)	4	34	74	121
% EBITDA Margin	(330.7%)	(65.7%)	(37.0%)	(16.9%)	(5.7%)	(2.4%)	0.4%	2.9%	4.9%	6.6%
Free Cash Flow	(223)	(94)	(75)	(49)	(28)	(16)	(2)	16	36	66

None of Romeo, Morgan Stanley, Nikola, the Offeror or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the prospective financial information. None of Romeo, Morgan Stanley, Nikola, the Offeror or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Romeo compared to the information contained in the prospective financial information or that forecasted results will be achieved.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors who own shares of Romeo Common Stock currently intend to tender or cause to be tendered all shares of Romeo Common Stock held of record or beneficially owned by such person pursuant to the Offer in accordance with the terms of the Support Agreement. The foregoing does not include any shares of Romeo Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

In connection with Morgan Stanley’s services as financial advisor to the Company (including the delivery of its opinion), the Company agreed to pay Morgan Stanley a fee of $2.375 million (the “Announcement Fee”), which was contingent upon the earlier of the rendering of Morgan Stanley’s opinion and the execution of definitive agreement with respect to the Merger. The Company also has agreed to pay Morgan Stanley a fee equal to $9.5 million (the “Transaction Fee”), which is contingent upon the consummation of the Merger. The Announcement Fee will be credited against the Transaction Fee payable if the Merger is consummated. In addition, the Company has agreed to reimburse Morgan Stanley for certain of its costs and expenses incurred in connection with its services, including certain of the fees and disbursements of counsel, and will indemnify Morgan Stanley against certain liabilities arising out of Morgan Stanley’s engagement.

Neither the Company, nor any person acting on its behalf, has or currently intends to employ, retain or agree to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the shares of Romeo Common Stock have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company, except for the transactions set forth below.

Name of Person	Transaction Date	Number of shares of Romeo Common Stock	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Abdul Kader El Srouji	June 29, 2022	7,895	$0	Vesting of Restricted Stock Units

Lauren Webb	June 29, 2022	5,024	$0	Vesting of Restricted Stock Units

Donald S. Gottwald	June 30, 2022	151,544	$0	Vesting of Restricted Stock Units for which Settlement was Deferred

Robert S. Mancini	June 30, 2022	181,852	$0	Vesting of Restricted Stock Units for which Settlement was Deferred

Paul S. Williams	June 30, 2022	151,544	$0	Vesting of Restricted Stock Units for which Settlement was Deferred

Laurene Horiszny	June 30, 2022	184,378	$0	Vesting of Restricted Stock Units for which Settlement was Deferred

Philip Kassin	June 30, 2022	151,544	$0	Vesting of Restricted Stock Units for which Settlement was Deferred

Kerry Shiba	July 26, 2022	25,077	$0	Vesting of Restricted Stock Units

Matthew Sant	July 26, 2022	46,440	$0	Vesting of Restricted Stock Units

Susan Brennan	August 16, 2022	89,900	$0	Vesting of Restricted Stock Units

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of the Company’s named executive officers would receive, assuming that (1) the effective time of the merger will occur on August 15, 2022 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (2) each of the Company’s named executive officers will experience a qualifying termination at such time, and (3) the named executive officer’s base salary rate and annual target bonus in effect on August 15, 2022 remains unchanged through the effective time of the merger. The amounts below are determined using an assumed consideration of $0.76 per share and the Romeo equity awards that are outstanding on August 15, 2022, and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this discussion, “double-trigger” refers to benefits that require two conditions, which are the closing of the merger as well as a termination without “cause” or a resignation for “good reason” within three (3) months prior or 12 months following the effective time.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Susan S. Brennan	1,560,000	1,856,049	21,580	3,437,629
Abdul Kader El Srouji	758,080	475,246	9,162	1,242,488
Criswell Choi (4)	—	—	—	—
Lionel E. Selwood, Jr. (4)	—	—	—	—

(1)

The cash payments payable to Ms. Brennan and Dr. Srouji under the Severance Plan consist of (a) a lump sum amount equal to the executive’s base salary for the “CIC severance period” (eighteen months for Ms. Brennan and twelve months for Dr. Srouji), (b) a lump sum amount equal to the greater of (i) the projected amount of the executive’s annual bonus for the fiscal year in which the termination occurred, or (ii) the executive’s target bonus amount for such fiscal year, (c) full acceleration of vesting of the executive’s outstanding equity awards (and if vesting is based on the satisfaction of performance objectives, such objectives shall be deemed satisfied at the greater of actual performance measured as of the date of termination or 100% of target) and (d) reimbursement of premium payments for continuation coverage under the Company’s health plan (less the employee portion of such coverage as in effect on the date of the executive’s termination of employment) for a period up to the CIC severance period. All payments described in this column are “double-trigger” payments. Dr. Srouji separated from his employment with the Company effective July 27, 2022 and he already has received $473,800 as a severance payment as a result of this separation. Dr. Srouji will be entitled to the enhanced severance benefits set forth in the table above, less the cash amount already paid, to the extent the Merger is consummated within three (3) months of such date. Set forth below are the separate values of each of the severance and the target bonus payments.

Name	Severance Payment ($)	Target Bonus ($)	Total ($)
Susan S. Brennan	936,000	624,000	1,560,000
Abdul Kader El Srouji	473,800	284,280	758,080
Criswell Choi	—	—	—
Lionel E. Selwood, Jr.	—	—	—

(2)

As described above, upon a qualifying termination in connection with a change in control, the Severance Plan provides for full acceleration of vesting of the executive’s outstanding equity awards (and if vesting is based on the satisfaction of performance objectives, such objectives shall be deemed satisfied at the greater of actual performance measured as of the date of termination or 100% of target). Dr. Srouji separated from his employment with the Company effective July 27, 2022 and will be entitled to the enhanced severance benefits set forth in the table above to the extent the Merger is consummated within three (3) months of such date.

Set forth below are the values of each type of unvested equity-based award that, in each case, would vest and become payable assuming that the merger was consummated and the named executive officer experienced a qualifying termination on August 15, 2022. Such values are based on an assumed consideration of $0.76 per share of Romeo Common Stock, and less the applicable exercise price in the case of unvested Romeo stock options. Treatment of all such equity awards is “double trigger.”

Name	Unvested Options ($)	Unvested RSUs ($)	Unvested PSUs ($)	Total ($)
Susan S. Brennan	—	921,463	934,586	1,856,049
Abdul Kader El Srouji	—	91,883	383,363	475,246
Criswell Choi	—	—	—	—
Lionel E. Selwood, Jr.	—	—	—	—

(3)	Reflects the cost of COBRA premiums for 18 months for Ms. Brennan and 12 months for Dr. Srouji. All such benefits are “double-trigger.”
(4)

Although Messrs. Choi’s and Selwood’s employment as executive officers with the Company ended on January 17, 2022 and August 16, 2021, respectively, they continue to be named executive officers of the Company pursuant to Item 402(a)(3)(iv) and (i) of Regulation S-K of the Exchange Act, since they were each included in the Summary Compensation Table of the Company’s most recently completed proxy statement, filed with the SEC on April 28, 2022. Messrs. Choi and Selwood will not receive any other compensatory payments or benefits in connection with or related to the merger other than the value that they may receive as equity holders of the Company pursuant to the terms of the Merger Agreement.

Employee Matters

Under the Merger Agreement, for a period of not less than twelve months following the effective time, Nikola has agreed to provide or cause to be provided, with respect to each Covered Employee, for so long as such Covered Employee continues to be employed during such period by Nikola or a subsidiary of Nikola, with (i) a base salary or base wage rate and cash incentive compensation opportunities, in each case, that are no less favorable than the lesser of the base salary or base wage rate and cash incentive compensation opportunities provided to such Covered Employee immediately prior to the Effective Time and those provided to similarly situated employees of Nikola; and (ii) employee benefits (excluding bonus compensation, equity compensation, long-term incentives or pension plan benefits) that are, in the aggregate, no less favorable than the lesser of those provided to such Covered Employee immediately prior to the Effective Time and those provided to similarly situated employees of Nikola, including the recognition of all service of such Covered Employee for purposes of all employee benefits.

Under the Merger Agreement, Nikola has agreed to provide or cause to be provided to each Covered Employee who is an “eligible executive” under the Severance Plan as of the date of the Merger Agreement and whose employment is terminated during the twelve-month period following the Effective Time, with severance benefits equal to the severance benefits for which such Covered Employee was eligible immediately prior to the Effective Time under the Severance Plan determined (a) without taking into account any reduction after the Effective Time in compensation paid to such Covered Employee, (b) taking into account each Covered Employee’s service with the Company and Nikola and (C) without taking into account any equity awards granted to such Covered Employee following the Effective Time.

Conditions of the Offer.

The information set forth beginning on page 80 under the heading entitled “Conditions of the Offer” of the Offer to Exchange is incorporated herein by reference.

Stockholder Approval Not Required.

On July 30, 2022, the Company Board unanimously (a) determined that the Transactions are advisable and fair to, and in the best interests of, Romeo and the Rome stockholders; (b) deemed advisable and approved the Merger Agreement, the Offer and the Merger and the other actions contemplated by the Merger Agreement, and (c) subject to certain conditions, determined to recommend that the Romeo stockholders accept the Offer and exchange their shares of Romeo Common Stock for Nikola Common Stock pursuant to the Offer.

If Offeror acquires, pursuant to the Offer, a number of shares of Romeo Common Stock that, when considered together with all other shares of Romeo Common Stock (if any) otherwise beneficially owned by Nikola or any of its wholly owned subsidiaries (including Offeror), represent at least a majority of the aggregate voting power of the shares Romeo Common Stock outstanding immediately after the consummation of the offer, Offeror will be able to effect the merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Romeo’s stockholders.

Appraisal Rights.

Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (a) listed on a national securities exchange or (b) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

Therefore, because shares of Romeo Common stock are listed on NYSE, and the transaction consideration consists of only shares of Nikola Common Stock, which are listed on Nasdaq, holders of Romeo Common Stock are not entitled to appraisal rights in the Offer or the Merger with respect to their shares of Romeo common stock. In addition, because the merger is of Romeo with and into a subsidiary of Nikola and holders of Romeo Common Stock will continue to hold their shares following completion of the Merger, holders of Nikola Common Stock are not entitled to appraisal rights in connection with the Offer or the Merger with respect to their shares of Nikola Common Stock.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually, or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9, and Nikola and Offeror have each represented and warranted that neither it nor its subsidiaries (including, without limitation, Offeror) nor any affiliate or associate thereof are or have been an interested stockholder (as defined in Section 203) at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Legal Proceedings.

To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals.

HSR Act.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules and regulations promulgated thereunder, certain acquisitions may not be completed until information has been furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”), and the applicable HSR Act waiting period requirements have been satisfied. The waiting period under the HSR Act is 30 calendar days, unless the waiting period is terminated earlier or extended by a request for additional information and documents (a “Second Request”). If the FTC or DOJ issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. The Merger is subject to the provisions of the HSR Act and therefore cannot be completed until Romeo and Nikola each files a notification and report form with the FTC and the DOJ and the applicable waiting period has expired or been terminated. Romeo and Nikola made the necessary filings with the FTC and the DOJ on August 10, 2022.

At any time before or after consummation of the Merger, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the merger will not be made or that, if a challenge is made, we will prevail. See “Conditions of the Offer” of the Offer to Exchange.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent quarterly reports on Form 10-Q filed with the SEC.

Forward-Looking Statements.

This Schedule 14D-9 contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to the Company and the acquisition of the Company by Nikola that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “contemplate,” “intend,” “believe,” “estimate,” “continue,” “goal,” “project” or the negative of such terms or other similar terms. Forward-looking statements in this report include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements, including the following: risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction, risks that the Company is unsuccessful in integrating potential acquired businesses and product lines; risks of decreased revenues due to pricing pressures or lower product volume ordered from customers; risks that our products, and services fail to interoperate with third-party systems; potential price increases or lack of availability of third-party technology, battery cells, components or other raw materials that we use in our products; potential disruption of our products, offerings, and networks; our ability to deliver products and services following a disaster or business continuity event; risks resulting from our international operations, including overseas supply chain partners; risks related to strategic alliances; risks related to our ability to raise additional capital in the future if required; potential unauthorized use of our products and technology by third parties; potential impairment charges related to our long-lived assets, including our fixed assets and equity method investments; changes in applicable laws or regulations, including tariffs and similar charges; potential failure to comply with privacy and information security regulations governing the client datasets we process and store; the possibility that the novel coronavirus pandemic may adversely affect our future results of operations, financial position and cash flows; the possibility that Russia’s invasion of Ukraine may result in continued price increases or lack of availability of certain raw materials; and the possibility that we may be adversely affected by other economic, business or competitive factors. The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this and other reports we file with or furnish to the Securities and Exchange Commission, including the information in “Item 1A. Risk Factors” included in Part I of our Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent quarterly reports on Form 10-Q. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit Number	Description

(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Schedule TO filed by Nikola with the SEC on August 29, 2022).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Nikola’s Registration Statement on Form S-4 filed on August 29, 2022).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to Nikola’s Registration Statement on Form S-4 filed on August 29, 2022).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Nikola’s Registration Statement on Form S-4 filed on August 29, 2022).

(a)(4)	Prospectus/offer to exchange (incorporated by reference to the Form S-4 filed by Nikola with the SEC on August 29, 2022).

(a)(5)(A)	Press Release issued by Nikola and Romeo, dated as of August 1, 2022 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Romeo on August 1, 2022).

(a)(5)(B)	Investor Presentation titled “Nikola to Acquire Romeo Power,” dated as of August 1, 2022 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Nikola on August 1, 2022).

(a)(5)(C)	Important All-Employee Message from Mark Russell, dated as of August 1, 2022, Transcripts of Nikola Mission and Welcome Video, dated as of August 1, 2022, and social media posts, dated as of August 1, 2022 (incorporated by reference to Nikola’s filing pursuant to Rule 425 on August 1, 2022).

(a)(5)(D)	Article by Alan Adler, dated as of August 1, 2022 and Article by Alan Ohnsman, dated as of August 1, 2022 (incorporated by reference to Nikola’s filing pursuant to Rule 425 on August 2, 2022).

(a)(5)(E)	Transcript of CNBC Interview with Mark Russell and Transcript of Earnings Call & Webcast Prepared Remarks, dated as of August 4, 2022 (incorporated by reference to Nikola’s filing pursuant to Rule 425 on August 5, 2022).

(a)(5)(F)	Certain communication by Romeo titled “Top Shareholder Questions & Answers” in connection with the acquisition of Romeo by Nikola, dated as of August 8, 2022 (incorporated by reference to Romeo’s filing pursuant to Rule 425 on August 8, 2022).

(a)(5)(G)	Certain communication by Romeo titled “Letter to Romeo’s Suppliers” in connection with the acquisition of Romeo by Nikola, dated as of August 8, 2022 (incorporated by reference to Romeo’s filing pursuant to Rule 425 on August 8, 2022).

Exhibit Number	Description

(e)(1)	Agreement and Plan of Merger and Reorganization, dated as of July 30, 2022, by and among Nikola, Romeo and J. Purchaser Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Nikola on August 2, 2022).

(e)(2)	Tender and Support Agreement, dated as of July 30, 2022, by and among Nikola and certain stockholders of Romeo (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Nikola on August 2, 2022).

(e)(3)	Loan and Security Agreement, dated as of July 30, 2022, by and among Nikola, Romeo, and Romeo Systems, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Nikola on August 2, 2022).

(e)(4)	Non-Disclosure Agreement, dated November 17, 2021, by and between Nikola and Romeo (incorporated by reference to Exhibit 10.3 to Nikola’s Registration Statement on Form S-4 filed on August 29, 2022).

(e)(5)	Standby Equity Purchase Agreement, dated February 15, 2022, by and between YA II PN, Ltd. and Romeo (incorporated by reference to Exhibit 10.1 to the Form 8-K, filed by Romeo with the SEC on February 16, 2022).

(e)(6)	Amendment No. 1 to Standby Equity Purchase Agreement, dated February 28, 2022, by and between YA II PN, Ltd. and Romeo (incorporated by reference to Exhibit 10.2 to the Form 8-K, filed by Romeo with the SEC on March 2, 2022).

(e)(7)	Warrant Agreement between American Stock Transfer & Trust Company, as warrant agent and RMG Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 8-K, filed by Romeo with the SEC on February 12, 2019).

(e)(8)	Amended and Restated Registration Rights Agreement, dated as of December 29, 2020, by and among Romeo, RMG Sponsor, LLC, each of the Existing Holders (as defined therein), and each of the New Holders (as defined therein) (incorporated by reference to Exhibit 4.4 to the Form 8-K, filed by Romeo with the SEC on January 5, 2021).

(e)(9)	Form of Romeo Systems, Inc. Stock Purchase Warrant (incorporated by reference to Exhibit 4.5 to the Form 8-K, filed by Romeo with the SEC on January 5, 2021).

(e)(10)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K, filed by Romeo with the SEC on January 5, 2021).

(e)(11)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.08 to Amendment No. 2 to Registration Statement on Form S-4, filed by Romeo with the SEC on December 4, 2021).

(e)(12)	Amendment No. 1, dated as of November 18, 2020, to the Subscription Agreement, dated as of October 5, 2020, by and among RMG Acquisition Corp., Romeo Systems, Inc. and Republic Services Alliance Group III, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K, filed by Romeo with the SEC on November 19, 2020).

(e)(13)	Stockholders’ Agreement, dated as of December 29, 2020, by and among Romeo, RMG Sponsor, LLC, and each stockholder party thereto (incorporated by reference to Exhibit 10.4 to the Form 8-K, filed by Romeo with the SEC on January 5, 2021).

(e)(14)	Romeo Power, Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.8 to the Form 8-K, filed by Romeo with the SEC on January 5, 2021).

(e)(15)	Form of Stock Option Agreement under the Romeo Power, Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to the Form 10-K, filed by Romeo with the SEC on April 15, 2021).

Exhibit Number	Description

(e)(16)	Form of Restricted Stock Unit Agreement under the Romeo Power, Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to the Form 10-K, filed by Romeo with the SEC on April 15, 2021).

(e)(17)	Form of Performance-Based Restricted Stock Unit Agreement under the Romeo Power, Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to the Form 10-K, filed by Romeo with the SEC on April 15, 2021).

(e)(18)	Romeo Systems, Inc. 2016 Stock Plan (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to Registration Statement on Form S-4, filed by Romeo with the SEC on December 4, 2020).

(e)(19)	Form of Stock Option Agreement under the Romeo Systems, Inc. 2016 Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to Registration Statement on Form S-4, filed by Romeo with the SEC on December 4, 2020).

(e)(20)	Executive Employment Agreement, effective as of September 17, 2020, by and between Romeo Systems, Inc. and Lionel E. Selwood, Jr. (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to Registration Statement on Form S-4, filed by Romeo with the SEC on December 4, 2020).

(e)(21)	Executive Employment Agreement, effective as of June 6, 2019, by and between Romeo Systems, Inc. and Abdul Kader El Srouji (incorporated by reference to Exhibit 10.13 to Amendment No. 2 to Registration Statement on Form S-4, filed by Romeo with the SEC on December 4, 2020).

Annex I	Opinion of Morgan Stanley & Co. LLC, dated July 30, 2022.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Romeo Power, Inc.

By:	/s/ Susan Brennan
Name: Susan Brennan
Title: President and Chief Executive Officer

Dated: August 29, 2022

Annex I

July 30, 2022

Board of Directors

Romeo Power, Inc.

4380 Ayers Avenue

Vernon, CA 90058

Members of the Board:

We understand that Romeo Power, Inc. (the “Company”), Nikola Corporation (the “Buyer”) and J Purchaser Corp., a wholly-owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger and Reorganization, substantially in the form of the draft dated July 30, 2022 (the “Merger Agreement”) provided to us. The Merger Agreement provides, among other things, for (i) the Buyer to commence an exchange offer (the “Offer”) for all outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) at a ratio (the “Exchange Ratio”) of 0.1186 shares of common stock, par value $0.001 per share, of the Buyer (the “Buyer Common Stock”) for each share of Company Common Stock (such consideration, the “Consideration”), subject to adjustment in certain circumstances, and (ii), as soon as practicable after the consummation of the Offer, the Company and the Buyer to effect the merger (the “Merger” and, together with the Exchange Offer, the “Transactions”) of Acquisition Sub with and into the Company in which holders of Company Common Stock will receive shares of Buyer Common Stock at the Exchange Ratio. Pursuant to the Offer and the Merger, the Company will become a wholly-owned subsidiary of the Buyer and each outstanding share of the Company Common Stock, other than shares held as treasury stock or by the Buyer, the Company, Acquisition Sub or any subsidiary of the Company (collectively, the “Excluded Shares”), will be exchanged for, or converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections, including short-term liquidity forecasts, prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Buyer with senior executives of the Buyer;

6)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

7)

Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

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8)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9)	Participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

10)	Reviewed the Merger Agreement, the Loan and Security Agreement substantially in the form of the draft dated July 30, 2022 and certain related documents; and

11)	Performed such other analyses, reviewed such other information and considered such other factors, as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Transactions will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Transactions will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transactions. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, and regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the Transactions. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We note that management of the Company has advised us, and we have taken into account for purposes of our opinion, with the Company’s consent, that the Company has limited short-term sources of liquidity and limited alternative sources of long-term financing, and, in the absence of the Transactions, the Company may not be able to fund its operations. This opinion is not a solvency opinion nor does it in any way address the solvency or financial condition of the Company or whether any financing or strategic alternatives exist for the Company now or at any other time. This opinion also does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transactions and will receive a fee for our services, a significant portion of which is contingent upon the completion of the Transactions. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and its affiliates in the future and would expect to receive fees for the rendering of these services.

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Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transactions if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should act or vote in connection with the Transactions, including, without limitation, as to whether or not Company shareholders should tender their shares into the Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Ben Teasdale
Ben Teasdale Managing Director

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